                                               Filed pursuant to Rule 424(b)(4)
                                               on Registration No. 333-46366

3,000,000 SHARES

ONYX PHARMACEUTICALS, INC.
COMMON STOCK

                                                                          [LOGO]

$15.00 PER SHARE
----------------------------------------------------------------------

- Onyx Pharmaceuticals, Inc. is offering       - Trading symbol: Nasdaq National Market--
  3,000,000 shares of common stock.              ONXX

- On October 11, 2000, the last reported sale price on the Nasdaq National Market was $17.06.

                               ------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Public offering price.......................................  $   15.00   $ 45,000,000
Underwriting discount.......................................  $    0.90   $  2,700,000
Proceeds to Onyx Pharmaceuticals............................  $   14.10   $ 42,300,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE UNDERWRITERS HAVE A 30-DAY OPTION TO PURCHASE UP TO 450,000 ADDITIONAL SHARES OF COMMON STOCK FROM US TO COVER OVERALLOTMENTS, IF ANY. THE UNDERWRITERS EXPECT TO DELIVER THE SHARES TO PURCHASERS ON OR ABOUT OCTOBER 17, 2000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY                                    CIBC WORLD MARKETS

                THE DATE OF THIS PROSPECTUS IS OCTOBER 11, 2000.

INSIDE COVER ARTWORK

PANEL ONE

Artwork depicting the effects of CI-1042 in a normal cell versus a cancer cell with the caption: "Selectively-Replicating Therapeutic Viruses"

Graphic of therapeutic virus, with caption "Therapeutic Virus (CI-1042)", with two arrows, one pointing to top half of panel and one pointing to bottom half of panel.

Top half of Panel One shows CI-1042 entering normal cell:

First picture: Graphic of therapeutic virus CI-1042 inside normal cell, with following caption:
"Our engineered viruses cannot inactivate tumor suppressors."
Arrow pointing from first picture to second picture.
Second picture: There is no interaction between CI-1042 and tumor suppressor, with following caption:
"The therapeutic virus is unable to reproduce efficiently in normal cells." Arrow pointing from second picture to third picture.
Third picture: CI-1042 is unable to reproduce itself within the normal cell and harm healthy tissue, with following caption:
"Healthy tissue remains unaffected."

Bottom half of Panel One shows CI-1042 entering cancer cell:

First picture: CI-1042 enters cancer cell, with following caption:
"Cancer cells lack p53 and RB tumor suppressor functions."
Arrow pointing form first picture to second picture.
Second picture: CI-1042 replicates within the cancerous cell, with following caption:
"Our therapeutic viruses selectively replicate in cancer cells."
Arrow pointing from second picture to third picture.
Third picture: The cancer cell is killed, thereby releasing the newly replicated CI-1042, with following caption:

"Cancer cell is killed and new virus progeny are released."

PANEL TWO

Artwork describing armed therapeutic viruses and depicting the effects on cancer cells, with the caption:

"Armed Therapeutic Viruses"

Graphic of therapeutic virus armed with anticancer gene, with caption "Armed virus," with arrow pointing to first picture of cancer cell:

First picture: A therapeutic virus armed with anticancer gene enters a cancer cell, with following caption:

"Our armed viruses carry anticancer genes and selectively replicate."
Arrow pointing from first picture to second picture.
Second picture: Armed therapeutic virus replicates itself, along with anticancer agents, with following caption:
"They replicate and also produce anticancer agent in cancer cells."
Arrow pointing from second picture to third picture.
Third picture: The cancer cell is killed, thereby releasing the newly replicated armed therapeutic virus and anticancer agent, with following caption:
"Cancer cell is killed, new virus progeny and anticancer agent spread to kill neighboring cancer cells."

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      3
Risk Factors................................................      7
Special Note Regarding Forward-Looking Statements...........     20
Use of Proceeds.............................................     21
Dividend Policy.............................................     21
Price Range of Common Stock.................................     22
Capitalization..............................................     23
Dilution....................................................     24
Selected Financial Data.....................................     25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     26
Business....................................................     30
Management..................................................     46
Principal Stockholders......................................     49
Description of Capital Stock................................     52
Shares Eligible for Future Sale.............................     55
Underwriting................................................     56
Legal Matters...............................................     58
Experts.....................................................     58
Where You Can Find More Information.........................     58

                            ------------------------

You should rely only on the information contained in this prospectus and information incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate only as of the date on the front cover, but the information may have changed since that date.

                                    SUMMARY

THE ITEMS IN THE FOLLOWING SUMMARY ARE DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS. THIS SUMMARY PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. THEREFORE, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

OVERVIEW

We are engaged in the discovery and development of novel cancer therapies. Based on our proprietary virus technology, we are developing our lead product, CI-1042, formerly known as ONYX-015. CI-1042 is a human virus genetically engineered to selectively replicate in and kill cancer cells based on a specific genetic abnormality in those cells.

We have completed two Phase II human, or clinical, trials evaluating CI-1042 as a treatment for head and neck cancer. Based on the results from these trials and in collaboration with Warner-Lambert Company, a wholly-owned subsidiary of Pfizer, Inc., we have recently initiated a 300-patient, multi-center Phase III clinical trial of CI-1042 for head and neck cancer. We are also evaluating CI-1042 in clinical trials for a number of additional cancer indications. Further, in collaboration with Bayer Corporation, we have initiated a Phase I clinical trial for a small molecule anticancer compound that inhibits a specific enzyme, raf kinase, a contributor to tumor growth.

MARKET OPPORTUNITY

Cancer is a group of diseases characterized by uncontrolled growth and proliferation of abnormal cells. Cancer accounts for approximately 25% of all deaths in the United States, ranking second only to cardiovascular disease. The American Cancer Society expects that in the year 2000 approximately 1.2 million new cancer cases will be diagnosed and over 550,000 cancer related deaths will occur. We believe that the limited effectiveness of conventional treatments, such as chemotherapy and radiation, combined with the high public awareness of the disease, provides an attractive market opportunity.

CI-1042

CI-1042 is a human virus genetically engineered to selectively replicate in and kill cancer cells based on the mutation or loss of function of a specific tumor suppressor gene, the p53 gene. We believe that the mutation or loss of function of the p53 gene is present in the majority of human cancers.

We have completed Phase II clinical trials of CI-1042 for head and neck cancer, both as a single agent and in combination with chemotherapy. In the trial involving CI-1042 in combination with chemotherapy, of 30 evaluable patients, 19 experienced tumor regressions of 50% or greater in injected tumors, which corresponds to an overall response rate of 63%. We believe that this response rate compares favorably to an average historical response rate of approximately 35% using chemotherapy alone.

Based on data from these trials, we recently initiated a multi-center, Phase III clinical trial together with Warner-Lambert to determine if CI-1042 is an effective treatment for head and neck cancer that has progressed following initial treatment with surgery and/or radiation, or recurrent disease. In this trial, we will compare treatment by direct injection into tumors, or intratumoral injection, of CI-1042 plus standard chemotherapy against treatment with standard chemotherapy alone. We expect that this trial will take place at numerous centers in the United States and Europe and will include approximately 300 patients. In addition, we plan to initiate a Phase II/III clinical trial of CI-1042 in combination with chemotherapy for patients who have head and neck cancer that is resistant to all therapies, or refractory disease.

We are also conducting two separate Phase I/II clinical trials evaluating CI-1042 in patients with colon cancer that has spread to the liver, or liver metastases of colorectal cancer, and in patients with pancreatic cancer. In addition, a Phase I clinical trial has been completed evaluating CI-1042 in patients who have advanced cancers with tumors in the lung. Based on the interim results from these trials, we plan to initiate additional Phase II clinical trials evaluating CI-1042 in patients with liver metastases of colorectal cancer and non-small cell lung cancer.

In October 1999, we entered into a collaborative agreement with Warner-Lambert to develop and commercialize CI-1042 as well as two additional product candidates. Pfizer subsequently acquired Warner-Lambert. Under the terms of this collaborative agreement, we have the right to co-promote CI-1042 and the two additional product candidates in the United States and Canada, and to share equally in the profits or losses. Moreover, Warner-Lambert is responsible for commercializing the products in the rest of the world and is obligated to pay us royalties based on net sales in these markets.

OTHER PRODUCT OPPORTUNITIES

In addition to developing CI-1042, we are also conducting a number of research and development programs based on our virus technology as well as our small molecule drug discovery efforts:

RAF KINASE INHIBITOR. Together with Bayer Corporation, we recently initiated a Phase I clinical trial in Germany of a compound that blocks inappropriate growth signals in tumor cells by inhibiting the raf kinase enzyme. Bayer has filed an investigational new drug application, or IND, for this compound in the United States, and Phase I trials are also planned for Canada and Belgium. Our collaboration with Bayer offers us co-promotion and profit-sharing rights in the United States for any co-developed product.

RB-SELECTIVE THERAPEUTIC VIRUSES. We are developing human viruses that selectively replicate in and kill cancer cells based on mutations or loss of function of the retinoblastoma tumor suppressor gene, or the RB gene. To date, we have shown that RB-selective viruses produce significant tumor shrinkage in animal models. Pending the final results of these ongoing preclinical studies, we plan to file an IND for a product candidate from this program in late 2001. We currently maintain all of our commercial rights with respect to this class of viruses.

ARMED THERAPEUTIC VIRUSES. We are developing human viruses that incorporate anticancer genes. We refer to this incorporation as arming. We believe that viruses armed with anticancer genes can selectively produce anticancer agents at the site of a tumor. We are currently developing two armed virus product candidates under our collaborative agreement with Warner-Lambert.

BUSINESS OBJECTIVES

Our objective is to be a leading developer of novel cancer therapies. We intend to develop and commercialize a broad portfolio of products based primarily on our core virus technology. Our specific goals are to:

    - obtain regulatory and marketing approvals of CI-1042 for head and neck cancer;

    - develop CI-1042 for treatment of other cancer types;

    - identify and develop additional therapeutic virus products;

    - retain substantial co-promotion rights to our products; and

    - acquire technologies and products that complement our existing business.

OFFICE LOCATION

Our principal executive offices are located at 3031 Research Drive, Richmond, CA 94806 and our telephone number is (510) 222-9700. We maintain an Internet homepage at www.onyx-pharm.com. The contents of our homepage are not incorporated by reference into our prospectus.

THE OFFERING

Common stock offered........................................  3,000,000 shares

Common stock outstanding after this offering................  17,442,084 shares

Use of proceeds.............................................  For research and development activities; the potential
                                                              commercialization of CI-1042; the
                                                              clinical development of our other
                                                              product candidates; operating
                                                              costs; capital expenditures,
                                                              including a small scale
                                                              manufacturing facility; potential
                                                              acquisitions of technologies or
                                                              products; and other general
                                                              corporate purposes. See "Use of
                                                              Proceeds."

Nasdaq National Market symbol...............................  ONXX

The number of shares of our common stock to be outstanding after this offering is based on our outstanding shares of common stock as of August 31, 2000 and excludes:

    - 1,704,010 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $8.92 per share;

    - 454,583 shares available for future issuance under our stock option plans; and

    - 103,322 shares available for sale under our employee stock purchase plan.

This prospectus contains our trademarks. All other trademarks, trade names or service marks appearing in this prospectus are the trademarks, trade names or service marks of the companies that use them.

SUMMARY FINANCIAL DATA

The following table summarizes the financial data for our business during the periods indicated. The financial data set forth below is qualified by reference to, and should be read in conjunction with, the sections of this prospectus entitled "Selected Financial Data," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes incorporated by reference into this prospectus.

                                                                                        SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                       JUNE 30,
                                ----------------------------------------------------   -------------------
                                  1995       1996       1997       1998       1999       1999       2000
                                --------   --------   --------   --------   --------   --------   --------
                                                  (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Total revenues...............   $ 6,945    $ 8,302    $  7,799   $ 11,314   $ 13,324   $ 5,027    $14,847
Operating expenses:
  Research and development...    13,290     14,767      20,715     25,383     23,627    11,126     12,370
  General and
    administrative...........     2,807      3,527       5,089      5,275      5,341     2,761      3,660
                                -------    -------    --------   --------   --------   -------    -------
Loss from operations.........    (9,152)    (9,992)    (18,005)   (19,344)   (15,644)   (8,860)    (1,183)
Interest income, net.........       725      1,575       1,980      1,685        842       503        941
                                -------    -------    --------   --------   --------   -------    -------
Net loss.....................   $(8,427)   $(8,417)   $(16,025)  $(17,659)  $(14,802)  $(8,357)   $  (242)
                                =======    =======    ========   ========   ========   =======    =======
Basic and diluted net loss
  per share..................   $ (8.92)   $ (1.31)   $  (1.65)  $  (1.56)  $  (1.29)  $ (0.73)   $ (0.02)
                                =======    =======    ========   ========   ========   =======    =======
Shares used in computing
  basic and diluted net loss
  per share..................       945      6,401       9,707     11,289     11,503    11,475     13,852
                                =======    =======    ========   ========   ========   =======    =======

The pro forma balance sheet information set forth below reflects the net proceeds from the sale of 3,000,000 shares of common stock offered by us in this offering at a public offering price of $15.00 per share, after deducting the underwriting discounts and estimated offering expenses.

                                                               AS OF JUNE 30, 2000
                                                              ---------------------
                                                               ACTUAL     PRO FORMA
                                                              ---------   ---------
                                                                 (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  39,758   $  81,158
Total assets................................................     46,361      87,761
Working capital.............................................     31,638      73,038
Accumulated deficit.........................................    (78,315)    (78,315)
Total stockholders' equity..................................  $  33,811   $  75,211

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS. IN ADDITION, THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US BECAUSE WE ARE ALSO SUBJECT TO ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US. IF ANY OF THESE RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS OR CASH FLOWS, COULD BE SERIOUSLY HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

IF WE ARE NOT ABLE TO DEMONSTRATE THE EFFECTIVENESS OF CI-1042 IN OUR CLINICAL TRIALS OR IF OUR CLINICAL TRIALS ARE DELAYED, WE MAY BE UNABLE TO COMMERCIALIZE CI-1042.

We have completed Phase II clinical trials designed to obtain safety and effectiveness trend information for CI-1042 for the treatment of head and neck cancer, both as a single agent and in combination with chemotherapy. Based on data from these Phase II clinical trials, we, together with Warner-Lambert, have recently initiated a Phase III clinical trial designed to obtain effectiveness information for CI-1042 for the treatment of head and neck cancer that has progressed following initial treatment with surgery and/or radiation, or recurrent disease. Historically, many companies have failed to demonstrate the effectiveness of pharmaceutical products in Phase III clinical trials notwithstanding favorable results in Phase II clinical trials. We may fail to demonstrate desired effectiveness levels in our Phase III clinical trial of CI-1042. In addition, we may observe previously unforeseen side effects. We may fail to extend the findings of previous clinical trials in our Phase III clinical trial of CI-1042, including similar tumor response rates, duration of tumor response or safety.

The process of obtaining Food and Drug Administration, or FDA, and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. We have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals. The FDA may not accept the results of our Phase III clinical trial, or accept as sufficient for market approval other elements of the application that we may file for CI-1042. The FDA may require additional clinical trials, which may be extensive, expensive and time-consuming. We cannot market CI-1042 unless we receive regulatory approval.

In addition, in our clinical trials we treat patients who have failed conventional treatments and who are in advanced stages of cancer. During the course of treatment, these patients may die or suffer adverse medical effects for reasons that may be unrelated to CI-1042. These adverse effects may impact the interpretation of clinical trial results.

WE MAY FAIL TO DEMONSTRATE THAT CI-1042 IS EFFECTIVE FOR THE TREATMENT OF OTHER TYPES OF CANCER EVEN IF CI-1042 IS PROVEN EFFECTIVE FOR THE TREATMENT OF HEAD AND NECK CANCER.

We are initially developing CI-1042 for treatment of head and neck cancer, using intratumoral injection. Even if we are successful in developing CI-1042 for this type of cancer, we may not demonstrate that CI-1042 is effective in the treatment of a broader array of cancer types. We are currently conducting a Phase I/II clinical trial for treatment of liver metatases of colorectal cancer with CI-1042 administered through an artery leading to the liver, or intrahepatic artery infusion. In addition, we are in the process of completing Phase I/II clinical trials for CI-1042 for treatment of pancreatic cancer. The Phase I/II clinical trial in liver metastases of colorectal cancer is based on a small number of patients and we may not reproduce the results from these clinical trials in future clinical trials with additional patients. In addition, we may not succeed in our efforts to deliver CI-1042 to tumors through routes other than intratumoral injection and intrahepatic artery infusion. If we are not successful in developing additional routes of administration for CI-1042, or establishing its effectiveness in a broad range of cancer types, CI-1042 may not have a broad commercial use.

WE DO NOT FULLY UNDERSTAND THE BIOLOGICAL CHARACTERISTICS OF OUR THERAPEUTIC VIRUSES, AND THEIR INTERACTIONS WITH OTHER DRUGS AND THE HUMAN IMMUNE AND OTHER DEFENSE SYSTEMS, WHICH MAY CAUSE US TO FAIL TO DEMONSTRATE THE SAFETY AND EFFECTIVENESS OF OUR PRODUCTS IN CLINICAL TRIALS.

Therapeutic viruses are novel and we are still determining the biological characteristics of these viruses. For example, in our clinical trials to date, we have achieved the best results when CI-1042 is used in combination with standard chemotherapy drugs, but we are uncertain as to the reasons for and the nature of the interaction of the virus with these drugs. In addition, we are still investigating the response of the human immune system to our therapeutic viruses, and the immune system may play a role in limiting the tumor-killing effect of our therapeutic viruses. We also do not know the extent the human body may clear our therapeutic viruses from circulation in the bloodstream and limit the tumor-killing activity of our therapeutic viruses. Further, we are uncertain as to whether the killing activity of CI-1042 is specific to cells having the abnormal function involving the p53 gene. Moreover, we do not understand all of the many factors that contribute to the formation of each individual patient's cancer. These factors include not only the cancer type, but also the pressures within the tumor and the presence of normal cells and fibrous tissue within the tumor. These factors make each tumor unique. Because of the variety of factors, some cancer patients respond to a particular type of cancer therapy while others do not, even among patients with the same cancer type. The novelty and scientific uncertainties regarding our therapeutic viruses and the uniqueness of human cancers from patient-to-patient increase the risk that we will not successfully develop our product candidates or prove their safety and effectiveness in clinical trials. Even if we succeed in developing our product candidates, our product candidates may not have a therapeutic effect in a broad patient population.

WE ARE DEPENDENT UPON COLLABORATIVE RELATIONSHIPS TO DEVELOP, MANUFACTURE AND COMMERCIALIZE OUR PRODUCTS AND TO OBTAIN REGULATORY APPROVAL, WHICH COULD DELAY THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS.

Our strategy for developing, manufacturing and commercializing our products and obtaining regulatory approval depends in large part upon maintaining and entering into collaborative agreements with pharmaceutical companies or other collaborators. We have entered into a number of collaborative agreements with different parties, including research, development and marketing agreements with Warner-Lambert and Bayer. If we fail to maintain these collaborative relationships or to establish new collaborative relationships, we would need to undertake these research, development and marketing activities at our own expense, which would significantly increase our capital requirements and limit the programs we are able to pursue. Further, we would incur significant delays with the development, manufacture or sale of our products.

We are subject to a number of risks associated with our dependence upon collaborative relationships, including:

    - the amount and timing of expenditure of resources can vary for reasons outside our control;

    - business combinations and changes in a collaborator's business strategy may adversely affect the party's willingness or ability to complete its obligations under the collaboration agreement with us;

    - the right of the collaborator to terminate its collaboration agreement with us on limited notice and for reasons outside our control;

    - loss of significant rights to our collaborative parties if we fail to meet our obligations under these agreements;

    - disagreements as to ownership of clinical trial results or regulatory approvals, and the refusal of the FDA to recognize us as holding the regulatory approvals necessary to commercialize our products;

    - withdrawal of support by a collaborator following the development or acquisition by the collaborator of competing products; and

    - disagreements with a collaborator regarding the collaboration agreement or ownership of proprietary rights.

Due to these factors and other possible disagreements with collaborators, we could suffer delays in the research, development or commercialization of our products or we may become involved in litigation or arbitration, which would be time consuming and expensive.

CHIRON MAY HAVE PREFERENTIAL RIGHTS TO ESTABLISH COLLABORATIONS WITH US, WHICH MAY COMPLICATE OUR FUTURE COLLABORATIVE ARRANGEMENTS.

We were established in April 1992 by means of a transfer from Chiron Corporation to us of the drug discovery program conducted at Chiron by Dr. Frank McCormick, our scientific founder, and his research team. Under the agreement executed at that time, we granted Chiron preferential rights to receive product licenses in the fields of diagnostics and vaccines, and also established a mechanism for our making proposals to Chiron for future collaborations. Chiron has advised us that it believes this mechanism requires us to offer gene therapy programs to Chiron before licensing any of these programs to a third party. We and Chiron have different interpretations of this agreement as it relates to the scope of Chiron's rights. We executed our agreement with Warner-Lambert for the development of CI-1042 and two other virus products pursuant to a waiver letter from Chiron. If Chiron does not grant us further waivers and asserts rights under the April 1992 agreement, or if disputes arise, we may encounter difficulties or delays in entering into future collaborations for other product candidates.

PFIZER HAS ACQUIRED WARNER-LAMBERT, WHICH COULD RESULT IN THE MODIFICATION, DISRUPTION OR TERMINATION OF OUR COLLABORATIVE RELATIONSHIP WITH WARNER-LAMBERT.

In June, 2000, Pfizer acquired Warner-Lambert. As the parent of Warner-Lambert, Pfizer may not be interested in continuing the multiple research and development and marketing collaboration agreements we have with Warner-Lambert, including the collaboration agreement related to CI-1042, in part because these collaborations may address smaller markets than Pfizer generally seeks to address. Pfizer may have no interest in commercializing CI-1042 for tumor types where CI-1042 is administered by intratumoral injections or intrahepatic artery infusions. In addition, Pfizer may have no interest in the development of therapeutic viruses. As the parent of Warner-Lambert, Pfizer could cause Warner-Lambert to modify, disrupt or terminate the collaborative agreements we originally entered into with Warner-Lambert, subject to the terms of these agreements. Under the agreement relating to CI-1042, Warner-Lambert has the right to terminate the agreement for any reason with 90 days notice, in which case Warner-Lambert is required to return all rights to CI-1042 to us royalty-free.

If Warner-Lambert terminates our agreement relating to CI-1042, we would lose a significant portion of the $40 million of funding for the development of CI-1042, including the cost of clinical trials, which Warner-Lambert had agreed to provide under the agreement. In addition, we would not have access to Warner-Lambert's sales and marketing capabilities and expertise to commericialize CI-1042 as provided in the agreement. We currently intend to rely on the sales and marketing services provided to us under the agreement. Further, if Warner-Lambert terminates our agreement relating to CI-1042 and does not agree to manufacture CI-1042 for commercial use, we would have to establish an alternative manufacturing source for CI-1042. If we need to establish an alternative manufacturing source for CI-1042, we will experience a delay in completing our Phase III trials and submitting applications for regulatory approval.

WE DO NOT HAVE MANUFACTURING EXPERTISE OR CAPABILITIES AND ARE DEPENDENT ON THIRD PARTIES TO FULFILL OUR MANUFACTURING NEEDS, WHICH COULD RESULT IN THE DELAY OF CLINICAL TRIALS OR REGULATORY APPROVAL.

We lack the resources, experience and capabilities to manufacture our products on our own. We would require substantial funds to establish these capabilities. Consequently, we are dependent on third parties, including collaborative parties and contract manufacturers, to manufacture our products and product candidates. These parties may encounter difficulties in production scale-up, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. These third parties may not perform as agreed or may not continue to manufacture our products for the time required by us to successfully market our products. These third parties may fail to deliver the required quantities of our products or product candidates on a timely basis and at commercially reasonable prices. Failure by these third parties could delay our clinical trials and our applications for regulatory approval. If these third parties do not adequately perform, we may be forced to incur additional expenses to pay for the manufacture of our products or to develop our own manufacturing capabilities.

WE CURRENTLY RELY ON A SOLE SOURCE OR LIMITED NUMBER OF SOURCES FOR THE MANUFACTURING OF CI-1042, AND IF THESE SOURCES ARE UNABLE OR UNWILLING TO DELIVER THE REQUIRED QUANTITIES, WE MAY NOT BE ABLE TO FIND REPLACEMENT MANUFACTURERS, WHICH COULD RESULT IN A DELAY IN CLINICAL TRIALS OR IN REGULATORY APPROVAL.

We currently rely on a sole source contract manufacturer for the supply of CI-1042 for Phase III clinical trials. This contract manufacturer has produced multiple batches of material for our Phase III clinical trials. However, we and Warner-Lambert have held up final release of some of this material until the manufacturer completes documentation that complies with Warner-Lambert's and our manufacturing standards. We will limit the number of clinical sites that are enrolling patients for the Phase III clinical trial until product release is occurring on a routine basis. If our contract manufacturer is unable or unwilling to deliver the required quantities of CI-1042 on a regular basis or terminates our relationship, we will need to find a replacement manufacturer and we may not find a replacement manufacturer within a reasonable amount of time or at commercially reasonable rates. This could delay our clinical trials and our applications for regulatory approval. If this third party fails to supply us with sufficient materials, we may be forced to incur additional expenses to pay for the manufacture of materials, if we can find a replacement manufacturer, or to develop our own manufacturing capabilities.

WE OR WARNER-LAMBERT MAY NOT BE ABLE TO PRODUCE COMMERCIAL QUANTITIES OF CI-1042, WHICH COULD DELAY REGULATORY APPROVAL.

To obtain regulatory approval for CI-1042, we will need to treat patients in our Phase III clinical trial using CI-1042 produced from the same manufacturing process and in the same manufacturing facility that we intend to use following FDA approval. In conjunction with Warner-Lambert or alone, we will need to modify the manufacturing process to produce large quantities of CI-1042 and to lower the cost by improving the efficiency of the process. To modify the manufacturing process and to meet our quality standards for CI-1042, in conjunction with Warner-Lambert or alone, we will need to spend a significant amount of time and capital and complete a substantial amount of experimentation. In conjunction with Warner-Lambert or alone, we will need to expand or modify an existing manufacturing facility to produce commercial quantities of CI-1042. Warner-Lambert is reviewing the manufacturing process for CI-1042 and the related facility requirements but has not yet commenced facility expansion or modification or put in place a specific plan to do so. If we do not treat patients in our Phase III clinical trial with product from the new process manufactured at the new facility, the FDA will most likely require a bridging study to show that the CI-1042 produced from the new process is comparable to CI-1042 produced from our existing manufacturing process at our contract manufacturer's existing facility. Filing of our applications for regulatory approval may be delayed if we:

    - encounter difficulties in modifying the manufacturing process;

    - fail to treat patients in our Phase III clinical trial with product from the new manufacturing process; or

    - fail to conduct a bridging study prior to FDA review of our Phase III clinical trial.

EVEN IF OUR PRODUCTS ARE APPROVED, THE MARKET MAY NOT ACCEPT OUR PRODUCTS.

Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community. A number of additional factors may limit the market acceptance of products including the following:

    - rate of adoption by healthcare practitioners;

    - types of cancer for which the product is approved;

    - rate of the products' acceptance by the target population;

    - timing of market entry relative to competitive products;

    - availability of alternative therapies;

    - price of our product relative to alternative therapies;

    - availability of third-party reimbursement;

    - extent of marketing efforts by us and third-party distributors or agents retained by us; and

    - side effects or unfavorable publicity concerning our products or similar products.

If any of our products do not achieve market acceptance, we may lose our investment in that product which may cause our stock price to decline.

WE DO NOT HAVE MARKETING OR SALES EXPERIENCE OR CAPABILITIES AND ARE DEPENDENT ON THE EFFORTS OF OTHERS, WHICH COULD LIMIT OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS.

We intend to enter into agreements with third parties to market and sell most of our products if we receive regulatory approval for a product. We may not be able to enter into marketing and sales agreements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales agreements with other companies, our revenues, if any, will depend on the efforts of others. We also have the right under our collaboration agreements to co-promote our products in conjuction with our collaborators. If we are unable to enter into third-party agreements or if we are exercising our rights to co-promote a product, then we will be required to develop marketing and sales capabilities. We may not successfully establish marketing and sales capabilities or have sufficient resources to do so. If we do not develop marketing and sales capabilities, we may not meet our co-promotion obligations under our collaboration agreements, which could result in our losing these co-promotion rights. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations and we will incur additional expenses.

ADVERSE EVENTS IN THE FIELD OF VIRAL GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF OUR PRODUCTS, WHICH COULD DELAY OUR CLINICAL TRIALS.

We depend in part on public acceptance of the use of viruses as therapeutics or as delivery vehicles for gene therapy for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that these therapies are unsafe, and these therapies may not gain acceptance by the public or the media. As a result of negative public reaction to these therapies, the FDA may impose greater regulation, stricter clinical trial oversight and stricter commercial product labeling requirements.

The media has widely publicized the recent death of a patient at the University of Pennsylvania undergoing viral gene therapy. As a result of this death, the United States Senate held hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. The Recombinant DNA Advisory Committee, or RAC, which acts as an advisory body to the National Institutes of Health, has extensively discussed gene therapy clinical trials. This death and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation of our product candidates and potential regulatory delays relating to the testing or approval of our product candidates.

WE HAVE A HISTORY OF LOSSES AND WE EXPECT TO CONTINUE TO INCUR LOSSES.

As of June 30, 2000, we had an accumulated deficit of approximately
$78.3 million. We have incurred these losses principally from costs incurred in our research and development programs and from our general and administrative costs. We have derived no significant revenues from product sales or royalties. We expect to incur significant and increasing operating losses over the next several years as we expand our research and development efforts and preclinical testing and clinical trial activities. We expect that the amount of operating losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in our research and development efforts, the establishment or termination of collaborations, the timing and amount of collaboration payments under the terms of our collaborative agreements, or the initiation, success or failure of clinical trials.

We do not expect to generate revenues from the sale of products for the foreseeable future. We expect that substantially all of our revenues for the foreseeable future will result from payments under our collaborative agreements. Our ability to achieve profitability depends upon our success in completing development of our potential products, obtaining required regulatory approvals and manufacturing and marketing our products.

WE WILL NEED SUBSTANTIAL ADDITIONAL FUNDS, AND OUR FUTURE ACCESS TO CAPITAL IS UNCERTAIN.

We will require substantial additional funds to conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop our technology and proposed products, and to establish or maintain relationships with collaborative parties. Our future capital requirements will depend upon a number of factors, including:

    - continued scientific progress in the research and development of our technology programs;

    - the size and complexity of these programs;

    - our ability to establish and maintain collaboration agreements;

    - progress with preclinical testing and clinical trials;

    - the time and costs involved in obtaining regulatory approvals;

    - the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

    - competing technological and market developments; and

    - product commercialization activities.

We may not be able to raise additional financing on favorable terms, or at all. If we are unable to obtain additional funds, we may delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses that are unfavorable to us.

IF WE LOSE OUR KEY EMPLOYEES AND CONSULTANTS OR ARE UNABLE TO ATTRACT OR RETAIN QUALIFIED PERSONNEL, OUR BUSINESS COULD SUFFER.

The loss of the services of one or more of our key employees could have an adverse impact on our business. We do not maintain key person life insurance on any of our officers, employees or consultants, other than for our chief executive officer. We depend on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, and other research institutions. Because of the scientific nature of our business, we are highly dependent on principal members of our scientific and management staff. To pursue our product development plans, we will need to hire additional management personnel and additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation and manufacturing. We may not be successful in hiring or retaining qualified personnel.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE, AND MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER MANAGERIAL RESOURCES THAN WE HAVE.

We are engaged in a rapidly changing and highly competitive field. We are seeking to develop and market products that will compete with other products and therapies that currently exist or are being developed. Many other companies are actively seeking to develop products that have disease targets similar to those we are pursuing. Some of these competitive products are in clinical trials. In particular, among other trials, Schering-Plough Corporation is conducting a Phase II clinical trial in liver metastases of colorectal cancer for a product which targets the abnormality in cells involving the p53 gene.
Aventis, Inc./Introgen Therapeutics, Inc. have initiated a Phase III clinical trial in head and neck cancer with their product which targets the abnormality in cells involving the p53 gene. If approved, the products of these and other competitors now in clinical trials will compete directly with CI-1042. Other companies are developing drugs targeting other abnormal functions in cancer cells that may compete with our other product candidates.

Many of our competitors, either alone or together with collaborators, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in:

    - developing products;

    - undertaking preclinical testing and human clinical trials;

    - obtaining FDA and other regulatory approvals of products; and

    - manufacturing and marketing products.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before we do. If we commence commercial product sales, we will compete against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. Further, we face numerous competitors working on products to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, our product candidates compete with existing therapies that have long histories of safe and effective use. We may also face competition from other drug development technologies and methods of preventing or reducing the incidence of disease and other classes of therapeutic agents.

Developments by competitors may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborations with pharmaceutical and biotechnology companies for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with collaborative parties, may succeed with technologies or products that are more effective than ours.

We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding other cancer therapies continue to accelerate. If our products receive regulatory approval but cannot compete effectively in the marketplace, our business would suffer.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, WHICH CAN BE COSTLY, TIME CONSUMING AND SUBJECT US TO UNANTICIPATED DELAYS; EVEN IF WE OBTAIN REGULATORY APPROVAL FOR SOME OF OUR PRODUCTS, THOSE PRODUCTS MAY STILL FACE REGULATORY DIFFICULTIES.

Our product candidates under development are subject to extensive and rigorous domestic and foreign regulation. We have not received regulatory approval in the United States or any foreign market for any of our product candidates.

We expect to rely on collaborative parties to file investigational new drug applications and generally direct the regulatory approval process for many of our product candidates. These collaborative parties may not obtain necessary approvals from the FDA or other regulatory authorities for any product candidates. If we fail to obtain required governmental approvals, we or our collaborative parties will experience delays in or be precluded from marketing products developed through our research. In addition, the commercial use of our products will be limited. If we have disagreements as to ownership of clinical trial results or regulatory approvals, and the FDA refuses to recognize us as holding, or having access to, the regulatory approvals necessary to commercialize our products, we may experience delays in or be precluded from marketing products developed through our research.

The regulatory review and approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Additional or more rigorous governmental regulations may be promulgated that could delay regulatory approval of our or a collaborator's product candidates. Delays in obtaining regulatory approvals may:

    - adversely affect the successful commercialization of any products that we or our collaborators develop;

    - impose costly procedures on us or our collaborators;

    - diminish any competitive advantages that we or our collaborators may attain; and

    - adversely affect our receipt of revenues or royalties.

In addition, problems or failures with the products of others, including our competitors, could have an adverse effect on our ability to obtain or maintain regulatory approval for any of our product candidates or products.

OUR CLINICAL TRIALS COULD TAKE LONGER TO COMPLETE THAN WE PROJECT OR MAY NOT BE COMPLETED AT ALL.

Although for planning purposes we project the commencement, continuation and completion of clinical trials, the actual timing of these events may be subject to significant delays relating to various causes, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria. We may not commence clinical trials involving any of our products or complete them as projected.

We have limited experience in conducting clinical trials. We rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. Failure to commence or complete, or delays in, any of our planned clinical trials would adversely affect our stock price and prevent us from commercializing our products.

IF TESTING OF A PARTICULAR PRODUCT DOES NOT YIELD SUCCESSFUL RESULTS, THEN WE WILL BE UNABLE TO COMMERCIALIZE THAT PRODUCT.

If preclinical or clinical testing of one or more of our products does not yield successful results, the product will fail. To achieve the results we need, we must demonstrate our products' safety and effectiveness in humans through extensive preclinical and clinical testing. Numerous unforeseen events may arise during, or as a result of, the testing process, including the following:

    - safety and effectiveness results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

    - the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

    - after reviewing test results, we or our collaborators may abandon projects that we previously believed to be promising;

    - we, our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and

    - potential products may not have the desired effect or may have undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive and can take many years. The failure to adequately demonstrate the safety and effectiveness of a product would delay or prevent regulatory approval of the product.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR OPERATE OUR BUSINESS WITHOUT INFRINGING UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

We can protect our technology from unauthorized use by others only to the extent that our technology is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, we depend in part on our ability to:

    - obtain patents;

    - license technology rights from others;

    - protect trade secrets;

    - operate without infringing upon the proprietary rights of others; and

    - prevent others from infringing on our proprietary rights.

The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Our patents, or patents that we license from others, may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Competitors may challenge or circumvent our patents or patent applications. Courts may find our patents invalid. Due to the extensive time required for development, testing and regulatory review of our potential products, our patents may expire or remain in existence for only a short period following commercialization, which would reduce or eliminate any advantage the patents may give us.

We may not have been the first to make the inventions covered by each of our issued or pending patent applications or we may not have been the first to file patent applications for such inventions. Competitors may have independently developed technologies similar to ours. We may need to license the right to use third-party patents and intellectual property to develop and market our products. We may not acquire such required licenses on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties' patents, or we may not be able to proceed with the development, manufacture or sale of our products. We may face litigation to defend against claims of infringement, assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others' proprietary rights.

In addition, we may require interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions relating to our patent applications. These activities, and especially patent litigation, are costly.

Specifically, we are aware of patent applications filed in the United States and abroad that, if they were to issue, would cover CI-1042 and other viruses that selectively replicate. We are also aware of patent applications that claim enzymes for converting drugs to their active forms for treating disease, including cancers, and claim methods of delivering the enzymes using a virus. We may be unable to commercialize our products affected by these patents, if any of these patents are issued and we are unable to:

    - successfully challenge any claims asserting that our product candidates or products infringe the patent;

    - design around the patent; or

    - negotiate a reasonable license under the patent.

WE FACE PRODUCT LIABILITY RISKS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE
INSURANCE.

The use of any of our product candidates in clinical trials, and the sale of any approved products, exposes us to liability claims resulting from the use or sale of our products. We have obtained limited product liability insurance coverage for our clinical trials. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for product candidates in development. However, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in:

    - decreased demand for a product;

    - injury to our reputation;

    - withdrawal of clinical trial volunteers; and

    - loss of revenues.

Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

WE DEAL WITH HAZARDOUS MATERIALS AND MUST COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE AND RESTRICT HOW WE DO BUSINESS.

Our research and process development activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may seriously harm our business. In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

OUR STOCK PRICE IS HIGHLY VOLATILE.

The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our stock price include:

    - results of clinical trials;

    - ability to accrue patients;

    - ability to manufacture sufficient supply of CI-1042;

    - success or failure in obtaining regulatory approval by us or our competitors;

    - public concern as to the safety and efficacy of our products;

    - developments concerning the business of collaborative parties or their transactions with third parties;

    - developments in our relationship with collaborative parties;

    - developments in patent or other proprietary rights;

    - additions or departures of key personnel;

    - announcements by us or our competitors of technological innovations or new commercial therapeutic products;

    - published reports by securities analysts;

    - fluctuations in stock market price and volume, which are particularly common among securities of biotechnology companies;

    - fluctuations in our operating results;

    - statements of governmental officials; and

    - changes in healthcare reimbursement policies.

EXISTING STOCKHOLDERS HAVE SIGNIFICANT INFLUENCE OVER US.

Upon completion of this offering, our executive officers, directors and 5% stockholders will own, in the aggregate, approximately 23% of our outstanding common stock. As a result, these stockholders will be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change in control of our company and will make some transactions difficult or impossible to accomplish without the support of these stockholders.

Bayer, a collaborative party, has the right to have its nominee elected to our board of directors as long as we continue to collaborate on the development of a compound. In addition, International Biotechnology Trust plc has the right to have its nominee elected to our board of directors as long as it continues to own at least 66 2/3% of our common stock it purchased in January 1998. Because of these rights and ownership and voting arrangements, our officers, directors and principal stockholders may be able to effectively control the election of all members of the board of directors and to determine all corporate actions.

WE DO NOT INTEND TO PAY DIVIDENDS.

We intend to retain any future earnings to finance the growth and development of our business and we do not plan to pay cash dividends in the foreseeable future.

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

The offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering at a public offering price of $15.00 per share will incur immediate dilution in net tangible book value per share of common stock of $10.65 per share. Investors will incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

SUBSTANTIAL SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, based on our outstanding common stock as of August 31, 2000, we will have 17,442,084 outstanding shares of common stock, 17,892,084 shares if the underwriters exercise their over-allotment option in full. Of these shares, a total of approximately 3,138,484 shares held by our directors, executive officers and 5% stockholders are subject to lock-up agreements generally providing that these stockholders will not sell or otherwise dispose of their shares for a period of 90 days following the date of the final prospectus for this offering without the prior written consent of U.S. Bancorp Piper Jaffray.

In addition, options to purchase up to 1,704,010 shares of our common stock are outstanding as of August 31, 2000 under our stock option plans.

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

In the past, stockholders have often brought securities class action litigation against a company following a decline in the market price of its securities. This risk is especially acute for us because biotechnology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business, financial condition and results of operations.

PROVISIONS IN DELAWARE LAW AND OUR CHARTER MAY PREVENT OR DELAY A CHANGE OF CONTROL.

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than 10% of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15% or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation's stock unless:

    - the board of directors approved the transaction where the stockholder acquired 15% or more of the corporation's stock;

    - after the transaction where the stockholder acquired 15% or more of the corporation's stock, the stockholder owned at least 85% of the corporation's outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

    - on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

As such, these laws could prohibit or delay mergers or a change of control of us and may discourage attempts by other companies to acquire us.

Our certificate of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

    - our board is classified into three classes of directors as nearly equal in size as possible with staggered three year-terms;

    - the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

    - all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

    - special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or the board; and

    - no cumulative voting.

These provisions may have the effect of delaying or preventing a change of control, even at stock prices higher than the then current stock price.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, or achievements to differ significantly and materially from that expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

The net proceeds from the sale of the 3,000,000 shares of common stock that we are offering at a public offering price of $15.00 per share will be approximately $41.4 million after deducting the underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds from this offering will be approximately $47.7 million.

We intend to use the net proceeds of this offering, together with other available funds, for:

    - research and development activities;

    - the potential commercialization of CI-1042;

    - the clinical development of our other product candidates;

    - operating costs;

    - capital expenditures, including a small scale manufacturing facility; and

    - other general corporate purposes.

In addition, proceeds of this offering may be used to acquire technologies or products that complement our business, although we are not planning or negotiating any such transactions as of the date of this prospectus. We may also establish other manufacturing facilities, as appropriate.

We have not identified precisely the amounts we plan to spend on each of these areas or the timing of such expenditures. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering, progress with the regulatory approval, manufacturing and commercialization of CI-1042, and progress with our other development programs. In addition, expenditures will also depend upon the establishment of collaborative agreements with other companies, the continuation of collaborations currently in effect, the availability of other financings and other factors.

We anticipate that we will be required to raise substantial additional capital to continue to fund the development and commercialization of CI-1042 and development of our other product candidates. Additional capital may be raised through additional public or private financing, as well as collaborative relationships, borrowings and other available sources.

                                DIVIDEND POLICY

We have never paid cash dividends on our common stock. We presently intend to retain earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Pursuant to a loan agreement with a bank, we are restricted from paying cash dividends without the bank's prior consent.

                          PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol "ONXX." We commenced trading on the Nasdaq National Market on May 9, 1996. The following table presents the high and low per share sales prices of our common stock as reported by the Nasdaq National Market.

                                                              COMMON STOCK PRICE
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
YEAR ENDED DECEMBER 31, 1998
    First Quarter...........................................  $ 8.250    $ 6.688
    Second Quarter..........................................   11.500      5.875
    Third Quarter...........................................    7.688      3.500
    Fourth Quarter..........................................    8.875      5.000

YEAR ENDED DECEMBER 31, 1999
    First Quarter...........................................  $ 7.969    $ 5.500
    Second Quarter..........................................   10.375      5.500
    Third Quarter...........................................    9.750      7.750
    Fourth Quarter..........................................   10.219      7.563

YEAR ENDING DECEMBER 31, 2000
    First Quarter...........................................  $32.938    $ 9.625
    Second Quarter..........................................   15.500      7.000
    Third Quarter...........................................   32.734     10.000
    Fourth Quarter (through October 11, 2000)...............   24.688     17.063

On October 11, 2000 the last reported sales price of our common stock on the Nasdaq National Market was $17.06 per share. As of August 31, 2000 there were approximately 325 record holders of our common stock.

                                 CAPITALIZATION

The following table presents our capitalization as of June 30, 2000 on:

    - an actual basis; and

    - a pro forma basis to reflect the sale of the shares of common stock in this offering at a public offering price of $15.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us.

                                                                 JUNE 30, 2000
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                              --------   ---------
                                                                 (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $ 39,758   $ 81,158
                                                              ========   ========
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized, issuable in series; none issued and
    outstanding
  Common stock, $0.001 par value; 50,000,000 shares
    authorized; 14,287,984 shares issued and outstanding,
    actual; 17,287,984 shares issued and outstanding, pro
    forma...................................................        14         17
  Additional paid-in capital................................   112,112    153,509
  Accumulated deficit.......................................   (78,315)   (78,315)
                                                              --------   --------
    Total stockholders' equity..............................  $ 33,811   $ 75,211
                                                              ========   ========
      Total capitalization..................................  $ 33,811   $ 75,211
                                                              ========   ========

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of June 30, 2000 and excludes:

    - 1,679,184 shares issuable upon exercise of outstanding options as of June 30, 2000, at a weighted average exercise price of $8.66 per share;

    - an aggregate of 668,386 shares of common stock available for future issuance under our stock option plans as of June 30, 2000; and

    - an aggregate of 103,322 shares of common stock available for future issuance under our Employee Stock Purchase Plan as of June 30, 2000.

                                    DILUTION

As of June 30, 2000, we had a net tangible book value of $33,811,000, or $2.37 per share. Net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by 14,287,984 shares of common stock outstanding on June 30, 2000.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock outstanding immediately after completion of this offering at a public offering price of $15.00 per share. After giving effect to the sale by us of 3,000,000 shares of common stock in this offering, after deducting the underwriting discounts and offering expenses, our pro forma net tangible book value as of June 30, 2000 would have been $4.35 per share to existing stockholders, an immediate dilution in net tangible book value of $10.65 per share to purchasers of common stock in this offering, as illustrated in the following table:

Public offering price per share...........................            $ 15.00
                                                                      -------
  Net tangible book value per share
    as of June 30, 2000...................................  $  2.37
  Increase per share attributable to new investors........     1.98
                                                            -------
Pro forma net tangible book value per share
  after the offering......................................               4.35
                                                                      -------
Dilution per share to new investors.......................            $ 10.65
                                                                      =======

The following tables shows the total consideration paid and the average price per share paid by the existing stockholders and by new investors, at a public offering price of $15.00 per share.

                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                         ----------------------   -----------------------   AVERAGE PRICE
                                           NUMBER      PERCENT       AMOUNT      PERCENT      PER SHARE
                                         -----------   --------   ------------   --------   -------------
Existing stockholders..................   14,287,984     82.6%    $110,470,000     71.1%       $  7.73

New investors..........................    3,000,000     17.4       45,000,000     28.9%       $ 15.00
                                         -----------    -----     ------------    -----

    Total..............................   17,287,984    100.0%    $155,470,000    100.0%
                                         ===========    =====     ============    =====

The foregoing discussion and tables are based on the total number of shares outstanding on June 30, 2000 and excludes:

    - 1,679,184 shares of common stock subject to outstanding stock options at June 30, 2000, at a weighted average exercise price of $8.66 per share;

    - an aggregate of 668,386 shares of common stock reserved for future issuance under our stock option plans as of June 30, 2000; and

    - an aggregate of 103,322 shares of common stock reserved for future issuance under our Employee Stock Purchase Plan as of June 30, 2000.

                            SELECTED FINANCIAL DATA

In the table below, we provide you with our summary historical financial data. We have prepared this information using our financial statements for the five years ended December 31, 1999 and the six-month periods ended June 30, 1999 and 2000. The financial statements for the five fiscal years ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the six-month periods ended June 30, 1999 and 2000 have not been audited.

When you read this summary historical financial data, it is important that you read along with it the historical financial statements and related notes included in our annual and quarterly reports filed with the Securities and Exchange Commission and incorporated herein by reference, and the section included elsewhere in this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The interim results presented below are not necessarily indicative of future results.

                                                                                    SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                       JUNE 30,
                            ----------------------------------------------------   -------------------
                              1995       1996       1997       1998       1999       1999       2000
                            --------   --------   --------   --------   --------   --------   --------
                                              (in thousands, except per share data)
STATEMENT OF OPERATIONS
  DATA:
Total revenues............  $ 6,945    $ 8,302    $  7,799   $ 11,314   $ 13,324   $  5,027   $ 14,847
Operating expenses:
  Research and
    development...........   13,290     14,767      20,715     25,383     23,627     11,126     12,370
  General and
    administrative........    2,807      3,527       5,089      5,275      5,341      2,761      3,660
                            -------    -------    --------   --------   --------   --------   --------

Loss from operations......   (9,152)    (9,992)    (18,005)   (19,344)   (15,644)    (8,860)    (1,183)
Interest income, net......      725      1,575       1,980      1,685        842        503        941
                            -------    -------    --------   --------   --------   --------   --------
Net loss..................  $(8,427)   $(8,417)   $(16,025)  $(17,659)  $(14,802)  $ (8,357)  $   (242)
                            =======    =======    ========   ========   ========   ========   ========
Basic and diluted net loss
  per share...............  $ (8.92)   $ (1.31)   $  (1.65)  $  (1.56)  $  (1.29)  $  (0.73)  $  (0.02)
                            =======    =======    ========   ========   ========   ========   ========
Shares used in computing
  basic and diluted net
  loss per share..........      945      6,401       9,707     11,289     11,503     11,475     13,852
                            =======    =======    ========   ========   ========   ========   ========

                                                        DECEMBER 31,
                                    ----------------------------------------------------   JUNE 30,
                                      1995       1996       1997       1998       1999       2000
                                    --------   --------   --------   --------   --------   ---------
                                                             (in thousands)
BALANCE SHEET DATA:
Cash, cash equivalents and short
  term investments................  $ 12,483   $ 40,329   $ 35,472   $ 32,160   $ 14,463   $ 39,758
Total assets......................    17,756     45,779     41,858     37,207     21,628     46,361
Working capital...................     9,447     36,483     27,885     19,591      6,773     31,638
Long term debt, non-current
  portion.........................       544         99      4,336      2,382        183         --
Accumulated deficit...............   (21,170)   (29,587)   (45,612)   (63,271)   (78,073)   (78,315)
Total stockholders' equity........  $ 13,545   $ 40,923   $ 28,821   $ 21,619   $  7,662   $ 33,811

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED HEREIN, THE WORDS "MAY," "WILL," "EXPECTS," "ANTICIPATES," "ESTIMATES," "INTENDS," "PLANS," "PREDICTS," "POTENTIAL," "BELIEVE," "SHOULD" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS".

OVERVIEW

We are engaged in the discovery and development of novel cancer therapies. Based on our proprietary virus technology, we are developing our lead product, CI-1042. We have completed two Phase II clinical trials evaluating CI-1042 as a treatment for head and neck cancer. Based on the results from these trials and in collaboration with Warner-Lambert, we recently initiated a 300-patient, multi-center Phase III clinical trial of CI-1042 for head and neck cancer. We are also evaluating CI-1042 in clinical trials for a number of additional cancer indications. Further, in collaboration with Bayer, we have initiated a Phase I clinical trial for a small molecule anticancer compound.

We have not been profitable since inception and expect to incur substantial and increasing losses for the foreseeable future, primarily due to expenses associated with the expansion of our self-funded virus research and development programs. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. As of June 30, 2000, our accumulated deficit was approximately $78.3 million.

Our business is subject to significant risks, including the risks inherent in our research and development efforts, the results of the CI-1042 clinical trials, uncertainties associated with obtaining and enforcing patents, the lengthy and expensive regulatory approval process and competition from other products. We do not expect to generate revenues from the sale of proposed products in the foreseeable future. We expect that all of our revenues in the foreseeable future will be generated from collaborative agreements.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1999 AND 2000

TOTAL REVENUES. Our total revenues increased 196 percent to $14.8 million for the six months ended June 30, 2000 as compared to the same period in 1999. Total revenues were $5.0 million for the six months ended June 30, 1999. Total revenues for the six months ended June 30, 2000 and the same period in 1999 were primarily attributable to amounts earned for research performed under our collaborations with Warner-Lambert. The increase in total revenues for the six months ended June 30, 2000 as compared to the same period in 1999 is due primarily to revenues recognized from our agreement with Warner-Lambert to develop and commercialize CI-1042 as well as two armed therapeutic viruses. We did not have this agreement during the first six months of 1999. Total revenues for the six months ended June 30, 2000 also included a $3.7 million milestone payment related to this agreement.

RESEARCH AND DEVELOPMENT. Research and development expenses increased 12 percent to $12.4 million for the six months ended June 30, 2000 as compared with $11.1 million for the same period in 1999. The increase in expenses for the six months ended June 30, 2000 as compared to the same period in 1999 was primarily due to increased contract manufacturing expenses as we scale-up production to provide CI-1042 for our Phase III clinical trials that commenced in June 2000. We expect to continue to expand the scope of our self-funded virus research and development programs in future periods, which may result in substantial increases in research and development expenses. Collaborators may not fund these research and development expenses.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 32 percent to $3.7 million for the six months ended June 30, 2000 as compared with $2.8 million for the same period in 1999. The increase in expenses for the six months ended June 30, 2000 as compared to the same period in 1999 was primarily due to increased employee-related expenses for hiring of additional staff. General and administrative expenses may continue to increase at comparable levels in future periods to support our research and development efforts.

NET INTEREST INCOME. We had net interest income of $941,000 for the six months ended June 30, 2000 as compared with $503,000 for the same period in 1999. The increase in net interest income was principally due to increased cash and investment balances from the $18.0 million private placement of common stock in January 2000 and the $5.0 million common stock issuance to Warner-Lambert in February 2000, resulting in more interest income for the six month periods ended June 30, 2000.

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

TOTAL REVENUES. Our total revenues in each of the last three years was derived almost exclusively from collaborative research and development programs with Warner-Lambert, Bayer and Eli Lilly & Company. The approximate revenue from each of our programs, and other sources for each of the past three years was as follows:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
Warner-Lambert:
  CI-1042 and Armed Therapeutic Viruses.....................   $  --      $  --      $ 4.0
  Cell Cycle................................................     1.8        2.8        2.7
  Inflammation..............................................      --        3.1        3.3

Bayer.......................................................     4.7        3.7        1.8

Eli Lilly & Company.........................................     1.2        1.2        0.5
                                                               -----      -----      -----

  Total contract revenues...................................     7.7       10.8       12.3

All other sources...........................................     0.1        0.5        1.0
                                                               -----      -----      -----

  Total revenues............................................   $ 7.8      $11.3      $13.3
                                                               =====      =====      =====

Total revenues increased by 45% from 1997 to 1998 and 18% from 1998 to 1999, in each case primarily as a result of increased contract revenues. Total contract revenues are expected to increase in 2000 from total contract revenues realized in 1999 because we anticipate a full year of revenues under our collaboration with Warner-Lambert relating to CI-1042, which was in effect for only four months of 1999. In January 1999, our collaboration with Bayer transitioned from a research program to the co-development of a product candidate and as a result, we will not recognize any revenue in 2000 from this program. In June 1999, the collaboration program with Eli Lilly & Company expired pursuant to the terms of the agreement and as a result, we will not recognize any future revenues under this program.

RESEARCH AND DEVELOPMENT. Research and development expenses were $20.7 million in 1997, $25.4 million in 1998 and $23.6 million in 1999. The 1998 expense increase of 23% was primarily due to additional costs associated with Phase I and Phase II clinical trials of CI-1042 and, additionally, due to higher research expenses in our self-funded virus program. The 1999 expense decrease of 7% was primarily due to a reduced level of research activities associated with the transition of the ras program. Research under our collaborations with Warner-Lambert is fully funded by them up to specified levels.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $5.1 million in 1997, $5.3 million in 1998 and $5.3 million in 1999. General and administrative expenses for all three years remained at essentially the same level.

NET INTEREST INCOME. We had net interest income of $2.0 million in 1997, $1.7 million in 1998 and $0.8 million in 1999. Net interest income decreased by 15% in 1998 primarily due to higher interest expense on a line of credit arrangement entered into in December 1997. Net interest income decreased by 53% in 1999 primarily due to a lower average balance of cash, cash equivalents and short-term investments.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, our cash expenditures have substantially exceeded our revenues, and we have relied primarily on the proceeds from the sale of equity securities and revenues from collaborative research and development agreements to fund our operations.

At June 30, 2000, we had cash and investments of $39.8 million, compared to $35.5 million at December 31, 1997, $32.2 million at December 31, 1998 and $14.5 million at December 31, 1999. The decrease of $3.3 million in 1998 was primarily due to cash used in operations of $10.5 million, repayment of debt of $2.1 million and capital expenditures of $1.3 million primarily offset by the issuance of common stock to two institutional investors. The decrease of $17.7 million in 1999 was primarily due to cash used in operations of $14.6 million, repayment of debt of $2.2 million and capital expenditures of $1.4 million. The increase of $25.3 million in the first six months was primarily due to the $18.0 million private placement of common stock completed in January 2000 and the sale of $5.0 million of our common stock to Warner-Lambert in February 2000.

We also have the right to cause Warner-Lambert to purchase an additional
$5.0 million of our common stock during calendar year 2001. If we exercise this right, we would sell common stock to Warner-Lambert at the trailing average closing price per share of our common stock over the twenty-day period commencing two days prior to exercise.

Our cash used in operations was $11.8 million in 1997, $10.5 million in 1998 and $14.6 million in 1999. This cash was used primarily to fund increasing levels of research and development and the general and administrative expenses necessary to support increased operations. Expenditures for capital equipment amounted to $2.2 million in 1997, as compared to $1.3 million in 1998 and $1.4 million in 1999. We currently expect to make expenditures for capital equipment of approximately $4.4 million in 2000. This includes $2.2 million for construction and capital equipment for the facility leased in June 2000.

We recorded and amortized over the related vesting periods deferred compensation representing the difference between the exercise price of options granted and the deemed fair value of our common stock at the time of grant. Options generally vest over four years. The amortization of deferred compensation was $219,000 in both 1997 and 1998 and $194,000 in 1999. During 1999, deferred compensation was fully amortized.

We believe that our existing capital resources and interest thereon including equity placements of $23.0 million in early 2000 and anticipated revenues from existing collaborations will be sufficient to fund our current and planned operations through at least September 2001, before consideration of the proceeds of this offering. There can be no assurance, however, that changes in our research and development plans, revenues from collaborators or other changes affecting our operating expenses will not result in the expenditure of such resources before such time, and in any event, we will need to raise substantial additional capital to fund our operations in future periods. We intend to seek such additional funding through collaborations, public and private equity or debt financings, capital lease transactions or other financing sources that may be available. However, there can be no assurance that additional financing will be available on acceptable terms or at all. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through collaborations with others that are on unfavorable terms or that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop on our own.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the FASB issued Statement of Financial Reporting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," or SFAS
133. SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Change in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and, if so, the type of hedge transaction. We must adopt SFAS 133, as amended, on January 1, 2001. Management does not currently expect that adoption of SFAS 133, as amended, will have a material impact on our financial position or results of operations.

In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101 which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. We are currently evaluating the impact of SAB 101 on our revenue recognition policy related to our collaborative research and development agreements. Changes, if any, to our current revenue recognition policy will be adopted in the fourth quarter of fiscal 2000 as a change in accounting principle effective January 1, 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK. Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. By policy, we place our investments with high quality debt security issuers, limit the amount of credit exposure to any one issuer, limit duration by restricting the term, and hold investments to maturity except under rare circumstances. We classify our cash equivalents or short-term investments as fixed rate if the rate of return on an instrument remains fixed over its term. As of December 31, 1999, all of our cash equivalents and short-term investments are classified as fixed rate.

The table below presents the amounts and related weighted interest rates of our cash equivalents and short-term investments at December 31, 1999:

                                                                           AVERAGE
                                                          FAIR VALUE       INTEREST
                                            MATURITY    (IN $ MILLIONS)      RATE
                                           ----------   ---------------   ----------
Cash equivalents, fixed rate.............       Daily         12.7           5.29%
Short-term investments, fixed rate.......  0 - 1 year          1.8           5.56%

                                    BUSINESS

OVERVIEW

We are developing innovative products for the treatment of cancer. Based on our proprietary virus technology, we are developing our lead product, CI-1042. CI-1042 is a human virus genetically engineered to selectively replicate in and kill cancer cells based on a specific genetic abnormality in those cells.

We have completed two Phase II clinical trials of CI-1042 for the treatment of head and neck cancer. Based on the data from these trials, we have recently initiated a 300-patient, multi-center Phase III clinical trial of CI-1042. This Phase III clinical trial is being conducted in conjunction with Warner-Lambert, our collaborator for the development and commercialization of CI-1042.

We are also conducting two separate Phase I/II clinical trials evaluating CI-1042 in patients with liver metastases of colorectal cancer and in patients with pancreatic cancer. In addition, a Phase I clinical trial has been completed evaluating CI-1042 in patients who have advanced cancers with tumors in the lung. Based on the interim results from these trials, we plan to initiate additional Phase II clinical trials evaluating CI-1042 in patients with liver metastases of colorectal cancer and non-small cell lung cancer.

In October 1999, we entered into a collaboration with Warner-Lambert to develop and commercialize CI-1042 as well as two armed therapeutic viruses. Pfizer subsequently acquired Warner-Lambert. Under the terms of this collaboration, we have the right to co-promote CI-1042 and the two additional product candidates in the United States and Canada, and to share equally in the profits or losses. Moreover, under the terms of the collaboration, Warner-Lambert is responsible for commercializing the products in the rest of the world and is obligated to pay us royalties based on net sales in these markets. Additionally, Warner-Lambert is obligated to fund up to $40 million of development costs related to CI-1042 and to fully fund preclinical development of the two armed viruses.

In addition to CI-1042, we are conducting a number of research and development programs based on our virus technology as well as our small molecule drug discovery efforts. In our raf kinase inhibitor program, we recently initiated with Bayer a Phase I clinical trial in Germany and intend to initiate additional Phase I trials in the United States, Canada and Belgium by the end of 2000. In our RB-selective therapeutic virus program, we have shown that our therapeutic viruses produce significant tumor shrinkage in animal models. Pending the final results of these ongoing preclinical studies, we intend to file an IND for a product candidate from this program in late 2001. In our armed therapeutic virus program, we are currently developing two classes of armed therapeutic viruses:
(A) viruses armed with prodrug converting enzymes and (B) viruses armed with genes which activate an immune response to tumors. We are currently developing two armed virus candidates, one from each class, under our collaborative agreement with Warner-Lambert.

OUR PRODUCT CANDIDATES

We are developing the product candidates listed below:

PRODUCT/PROGRAM           TECHNOLOGY                          INDICATION                          STATUS
------------------------  ---------------------------------   ---------------------------------   ----------------
CI-1042                   p53-Selective Replicating Virus     Recurrent Head and Neck Cancer      Phase III

                                                              Refractory Head and Neck Cancer     Phase II/III

                                                              Liver Metastases of Colorectal      Phase I/II
                                                               Cancer

                                                              Pancreatic Cancer                   Phase I/II

                                                              Advanced Cancers with Tumors in     Phase I/II
                                                               the Lung

                                                              Oral Leukoplakia                    Phase I

                                                              Glioblastoma                        Phase I

                                                              Cervical Cancer                     Phase I

                                                              Bladder Cancer                      Phase I

Raf Kinase Inhibitor      Small Molecule Inhibitor of the     Colorectal, Prostate, Lung, and     Phase I
                           ras Pathway                         Pancreatic Cancer, Acute
                                                               Myelogenous Leukemia

RB-Selective Therapeutic  RB-Selective Replicating Virus      Multiple Tumor Types                Preclinical
  Virus

Armed Therapeutic         p53- and RB-Selective Replicating   Multiple Tumor Types                Research
  Viruses                  Viruses Armed with Anticancer
                           Genes

Cell Cycle Program        Small Molecule                      Multiple Tumor Types                Research

Inflammation Program      Small Molecule                      Acute and Chronic Inflammatory      Research
                                                               Disease

CI-1042

Our lead product, CI-1042, is a human virus that is genetically engineered so that it does not make E1B 55k, a viral protein that binds to a specific tumor suppressor protein, p53, and blocks its function. As a result, CI-1042 cannot inactivate p53 or its function and, therefore, cannot effectively replicate in normal cells. However, in most cancer cells, p53 has already lost its function through mutation of the p53 gene or other mutations in the p53 pathway. When CI-1042 infects these cancer cells, the virus growth cycle proceeds and the cancer cells are killed. New viruses are then released and infect neighboring cancer cells, killing those cells and perpetuating the selective cancer killing cycle. This process continues, amplifying the therapeutic effect.

We are currently conducting Phase II and Phase III clinical trials using CI-1042 to treat several cancer types. The American Cancer Society projects that the numbers of new cases and deaths from these types of cancers in the United States for the year 2000 are as follows:

CANCER TYPE                                                NEW CASES    DEATHS
-----------                                                ---------   --------
Head and neck*...........................................    40,300     11,700
Colon and rectum.........................................   130,200     56,300
Pancreas.................................................    28,300     28,200
Lung.....................................................   169,000    158,000

------------------------

*   Includes cancers of the larynx, tongue, mouth, oral cavity and pharynx.

HEAD & NECK CLINICAL PROGRAMS

We have completed two Phase II clinical trials with CI-1042 in head and neck cancer patients. In the first trial, patients with refractory disease received intratumoral injections of CI-1042 daily over five consecutive days. In this trial, four of 19 evaluable patients experienced tumor regressions of 50% or more. In two of these cases, the patient experienced a 100% reduction in the size of the injected tumor. In this trial, patients generally tolerated treatment with CI-1042 well. Sixty percent of the patients experienced minor flu-like symptoms.

In the most recent Phase II clinical trial, head and neck cancer patients with recurrent disease received CI-1042 administered in combination with Cisplatin and 5-Fluorouracil. These two chemotherapeutic drugs are the current standard of care for patients with recurrent head and neck tumors. In this trial, the dosing regimen provided for:

    - daily direct intratumoral injections of CI-1042 on each of days one through five;

    - intravenous dosing of Cisplatin on day one; and

    - intravenous dosing of 5-Fluorouracil on each of days one through five.

In this trial, 19 of the 30 evaluable patients, or 63%, experienced regression of 50% or more in their injected tumors. Eight of the patients, or 27%, experienced a 100% regression in the size of their injected tumors. We believe these rates compare favorably to past trials involving treatment by chemotherapy alone in which approximately 35% of the patients experienced tumor regressions of greater than 50%, and less than 10% experienced a complete tumor regression. In this trial, the patients generally tolerated the treatment well. Some patients, however, experienced chemotherapy-related gastrointestinal symptoms and injection site pain.

In a separate analysis of this same trial, we compared the efficacy of CI-1042 plus chemotherapy in the injected tumor to the efficacy of chemotherapy alone in distant uninjected tumors. Eleven patients had more than one tumor, and the investigators injected CI-1042 only in the largest tumor that caused the most severe symptoms. Nine of the 11 tumors injected with CI-1042 responded, while only three of the uninjected tumors in the 11 patients responded. We believe that this trial, which considers the patients as their own control, demonstrates the superiority of CI-1042 plus chemotherapy over chemotherapy alone.

Together with Warner-Lambert, we recently initiated a pivotal Phase III clinical trial for the treatment of recurrent head and neck disease. The trial will compare intratumoral injection of CI-1042 plus standard chemotherapy, 5-Fluorouracil and Cisplatin, versus standard chemotherapy alone. The trial will take place at numerous centers in the United States and Europe and will include approximately 300 patients, half in each arm of the study. The primary objectives, or endpoints, of the trial are to establish improvements in
(A) lasting reductions in the size of the treated tumor, also known as durable tumor response, and (B) patient survival without further growth of the treated tumor, also

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known as progression free survival. Secondary endpoints are to demonstrate higher quality of life and overall survival of patients.

We are also planning to initiate an open-label Phase II/III clinical trial that will evaluate CI-1042 in patients with refractory head and neck cancer. We expect this trial will include 50 to 100 patients who will receive CI-1042 in combination with chemotherapy with durable tumor response as the primary endpoint.

OTHER CLINICAL PROGRAMS

We are currently conducting Phase I/II clinical trials evaluating CI-1042 in patients with liver metastases of colorectal cancer and pancreatic cancer. In addition, we have completed a Phase I clinical trial evaluating CI-1042 in patients who have advanced cancers with tumors in the lung. The results from these trials described below are at an early stage of development and we may not observe sufficient anticancer activity or clinical benefit in later trials.

LIVER METASTASES OF COLORECTAL CANCER. Colorectal cancer is the third leading cause of cancer death in the United States. Aside from the standard therapies for treatment of colorectal cancer, currently there is no standard treatment specifically for liver metastases of colorectal cancer, other than surgery. Approximately 5% of patients with liver metastases of colorectal cancer have disease that may be surgically treated.

We are conducting a Phase I/II clinical trial in which CI-1042 is administered through intrahepatic artery infusion, in patients with liver metastases of colorectal cancer. Intrahepatic artery infusion permits simultaneous delivery of CI-1042 to multiple tumor sites within the liver. In this trial, patients who receive initial cycles of treatment with CI-1042 alone, received a combination of CI-1042 plus 5-Fluorouracil and Leucovorin, the standard chemotherapeutic regimen for colorectal cancer treatment, for subsequent treatment cycles. To date, 25 patients were treated and evaluated. All patients tolerated the regimen, and the investigators observed dose dependent antitumoral activity. Of the 25 evaluable patients, three patients achieved 50% or greater reduction in tumors in their liver. Based on these interim results, we are continuing to enroll and treat additional patients in this trial using intrahepatic artery infusion. We also plan to initiate a Phase II clinical trial for this cancer type using intravenous delivery of CI-1042.

PANCREATIC CANCER. Pancreatic cancer is the fifth leading cause of cancer death in the United States. The median survival rate for patients with pancreatic cancer is 4-6 months and the 5-year survival rate is 3%.

We have reported interim results of an ongoing Phase I/II clinical trial in which we treated patients with pancreatic cancer with CI-1042 by intratumoral injections guided by ultrasound. This technique allows for multiple injections per treatment by guiding a needle with ultrasound down the esophagus and injecting the tumor. Patients who tolerated the initial cycles of treatment with CI-1042 alone then received Gemcitabine, a chemotherapeutic agent that is the standard treatment for pancreatic cancer, in combination with CI-1042 in four subsequent treatment cycles and, thereafter, received Gemcitabine alone. Two additional groups of patients remain to be treated with higher doses in this trial. In 21 evaluable patients, two patients achieved 50% or greater reduction in their tumors. In addition, two patients experienced a 25-50% reduction in their tumors.

ADVANCED CANCERS WITH TUMORS IN THE LUNG. One of our independent investigators has completed a Phase I clinical trial in 10 patients with advanced cancers with tumors in the lung. The primary objectives of the trial were to determine safety, distribution and biological effects of intravenously administered CI-1042. CI-1042 was administered intravenously in combination with Carboplatin and Taxol, the standard chemotherapeutic treatment of lung cancer. All patients tolerated the treatment well. As follow up to this trial, we are discussing with Warner-Lambert future Phase II clinical trials involving intravenous treatment with CI-1042 in patients with non-small cell lung cancer. Lung cancer is the leading cause of cancer death in the United States. While several new therapies have recently been approved for use, the 5-year survival rate for patients with lung cancer is approximately 14%.

OTHER PRODUCT OPPORTUNITIES

In addition to CI-1042, we are also conducting a number of research and development programs based on our virus technology as well as our small molecule drug discovery efforts.

RAF KINASE INHIBITOR

The ras gene and its related biochemical pathway, or the ras signaling pathway, play a key role in cell proliferation. In normal cell proliferation, when the ras signaling pathway is activated, or "on," it sends a signal telling the cell to grow and divide. When a gene in the ras signaling pathway is mutated, the signal may not turn "off," causing the cell to continuously reproduce itself. We believe that the ras signaling pathway plays an integral role in growth of some tumor types, and that inhibiting this pathway could have an effect on the tumor growth. Mutations in the ras gene occur in approximately 30% of all human cancers, including 90% of pancreatic cancer, 50% of colon cancer and some lung cancers.

With Bayer, we have initiated a Phase I clinical trial in Germany of a compound that blocks ras signaling in cells by inhibiting a specific enzyme known as raf kinase. Bayer has also filed an IND for this compound in the United States, and Phase I clinical trials are also planned for Canada and Belgium.

RB-SELECTIVE THERAPEUTIC VIRUSES

We believe that the RB pathway function is abnormal in most cancers. We have engineered human viruses to selectively replicate in and kill cancer cells based on defects in the RB function in these cells. In preclinical studies, we have shown that these viruses produce significant tumor shrinkage in animal models. Pending the final results of these ongoing preclinical studies, we plan to designate a RB-selective therapeutic virus as a clinical candidate and file an IND in late 2001.

ARMED THERAPEUTIC VIRUSES

We are developing therapeutic viruses armed with anticancer genes. A number of anticancer chemotherapeutic agents are inactive forms of drugs, or prodrugs, that are converted to their active forms by specific chemical modifications. Specific enzymes, or prodrug converting enzymes, are known to carry out this conversion.

We have developed a system to arm our therapeutic viruses with genes that produce prodrug converting enzymes. With this strategy, we arm each virus with a single gene that produces an enzyme that converts a prodrug into an anticancer chemotherapeutic drug at the tumor site. As a result, we believe that arming our viruses enables the concentrated delivery of the anticancer chemotherapeutic drug to the tumor, thereby enhancing the therapeutic effect. To date, we have obtained licenses to four prodrug converting enzymes for arming our therapeutic viruses.

In addition, we are developing a class of viruses armed with genes that activate an immune response to the tumor. This immune response may result either from the protein expressed by the gene itself, or from other elements of the human immune system that are activated as a result.

CELL CYCLE AND INFLAMMATION PROGRAMS

Together with Warner-Lambert, we have identified a number of lead compounds that modulate the activity of key enzymes that regulate the process whereby a single cell replicates itself and divides into two identical new cells, or the cell cycle. Mutations in genes that regulate the cell cycle are present in a majority of human cancers. We are currently evaluating the most advanced lead compound in this program for its effectiveness in animal models of human cancer. We also have identified a lead compound that inhibits an enzyme associated with inflammatory diseases. We expect joint research under these programs to continue until the second half of 2001. Thereafter, if Warner-Lambert develops and markets products from this research, we will receive royalties on their worldwide sales.

BUSINESS STRATEGY

Our objective is to be a leading developer of novel cancer therapies. We intend to develop and commercialize a broad portfolio of products based primarily on our selectively-replicating virus technology. Elements of our strategy are to:

    - OBTAIN REGULATORY AND MARKETING APPROVALS FOR CI-1042 FOR HEAD AND NECK CANCER. Together with Warner-Lambert, we have initiated a Phase III clinical trial aimed at gaining regulatory approval of CI-1042 in patients with recurrent disease. We are also plan to initiate a Phase II/III clinical trial in patients with refractory disease.

    - DEVELOP CI-1042 FOR OTHER CANCER TYPES. We have studied CI-1042 in Phase I or Phase I/II clinical trials in patients with liver metastases of colorectal cancer, pancreatic cancer and other advanced cancers with tumors in the lung. Together with Warner-Lambert, we plan to initiate Phase II clinical trials evaluating CI-1042 in patients with liver metastases of colorectal cancer and in patients with non-small cell lung cancer. We are also conducting Phase I clinical trials in other cancer types. Based on results from these trials, we expect to initiate further clinical trials in an effort to generate data supporting the therapeutic value of CI-1042 in multiple cancer types.

    - IDENTIFY AND DEVELOP ADDITIONAL VIRUS PRODUCTS. We plan to designate a RB-selective therapeutic virus candidate and file an IND by the end of 2001. In addition, we are developing armed viruses that incorporate prodrug converting enzymes to selectively activate chemotherapeutic drugs at the tumor site. In collaboration with Warner-Lambert, we are in the process of developing our first prodrug armed virus for preclinical development.

    - RETAIN SUBSTANTIAL CO-PROMOTION RIGHTS TO OUR PRODUCTS. We intend to build sales and marketing capabilities to promote our products in the United States and Canada. In establishing new product collaborations, we seek to retain at least 50% of marketing and profit-sharing rights in the United States. In our collaboration with Warner-Lambert for CI-1042 and the two armed viruses, we have retained co-promotion rights as well as the opportunity for equal profit sharing in the United States and Canada. Our collaboration with Bayer offers us co-promotion and profit-sharing rights of any developed product in the United States.

    - ACQUIRE TECHNOLOGIES AND PRODUCTS THAT COMPLEMENT OUR BUSINESS. We intend to in-license or acquire complementary technologies to enhance our product portfolio and strengthen our market position. Currently, we are focusing on accessing technologies to strengthen our efforts in arming our therapeutic viruses with anticancer genes as well as developing ways to modify our viruses to improve their activity when administered intravenously.

COLLABORATIONS

WARNER-LAMBERT: CI-1042 AND ARMED VIRUSES

Effective September 1999, we entered into an agreement with Warner-Lambert for the purpose of developing and commercializing CI-1042 and two armed therapeutic viruses. Under the terms of this agreement, we have the right to co-promote CI-1042 and the two armed virus products with Warner-Lambert in the United States and Canada. We also have the right to share equally in resulting profits or losses in these territories. Additionally, Warner-Lambert is responsible for commercializing the products in the rest of the world and is obligated to pay us a royalty on net sales in these markets.

We will jointly manage the development of these products. Warner-Lambert is primarily responsible for conducting the agreed-upon pivotal Phase III clinical trials of CI-1042 in head and neck cancer and other pivotal trials in various cancer types. We are required to share responsibility for exploratory

Phase I and Phase II clinical trials with Warner-Lambert. Warner-Lambert is responsible for the commercial manufacturing of the collaboration products.

Warner-Lambert is obligated to provide the first $40 million in funding for clinical development of CI-1042. We are obligated to fund 25% of the costs over $40 million to retain our profit sharing and co-promotion rights in the United States and Canada, and Warner-Lambert is obligated to fund the remaining 75%. Warner-Lambert is also required to fully fund the research and preclinical development of the two armed virus product candidates. When a product candidate is selected for clinical development, we will be obligated to pay 25% of the development costs to retain our profit-sharing and co-promotion rights in the United States and Canada for any resulting product. If we choose not to or are unable for any reason to (A) fund our portion of the development costs for CI-1042 or an armed virus product candidate, or (B) maintain our required co-promotion effort, then:

    - we would lose our co-promotion and profit-sharing rights for that product;

    - we would license the product exclusively to Warner-Lambert; and

    - we would receive a royalty on these sales in the applicable market.

One of these two armed virus product candidates will be a virus targeting cancer cells with mutations or loss of p53 function in the p53 gene, or a p53-selective therapeutic virus, armed with a prodrug converting enzyme. The armed virus products provided for in the agreement are currently in the research stage, and the timing of clinical trials will depend on the results of research and preclinical development activities. We have retained the rights to independently develop and commercialize products based on p53-selective armed viruses other than the two selected in the collaboration. In addition, we retain rights to all other products derived from our therapeutic virus technology.

In addition to providing ongoing research and development support, Warner-Lambert is obligated to make milestone payments based on product development achievements, and, pursuant to a related agreement, we have the right to cause Warner-Lambert to purchase shares of our common stock from us. If all products covered by the agreement are developed successfully, the milestone payments could exceed $100 million. We exercised our right to cause Warner-Lambert to purchase $5 million of our common stock from us in February 2000. We may exercise a similar right during calendar year 2001. If we exercise this right we would sell to Warner-Lambert an additional $5 million of our common stock at the trailing average closing price per share of our common stock over the twenty-day period commencing two days prior to exercise.

Warner-Lambert has the right to terminate this agreement, or terminate its efforts directed at select product candidates, at any time on 90 days advance notice. In such event, all product rights, or related product rights in the case of termination directed at select product candidates, would revert to us. These product rights would be royalty-free in the case of CI-1042, and would be royalty-bearing to Warner-Lambert in the case of the armed virus product candidates, if such candidates had entered clinical trials prior to termination.

WARNER-LAMBERT: CELL CYCLE

In May 1995, we entered into a research and development collaborative agreement with Warner-Lambert to discover and commercialize small molecule drugs that restore control of or otherwise intervene in the misregulated cell cycle in tumor cells. Under this agreement, we developed screening tests, or assays, for jointly selected targets, and transferred these assays to Warner-Lambert for screening of their compound library to identify active compounds. Warner-Lambert is responsible for subsequent medicinal chemistry and preclinical investigations on the active compounds. We will receive milestone payments on clinical development and registration and royalties on worldwide sales of the products. Warner-Lambert is obligated to conduct and fund all clinical development, make regulatory filings and manufacture for sale the collaboration compounds. We have agreed to extend research under this agreement through August 2001, but we do not expect to extend the research term under this agreement beyond this date. Thereafter, Warner-Lambert may develop products identified during the research term and, if Warner-Lambert receives FDA approval, we could receive milestone payments and royalties on these marketed products.

WARNER-LAMBERT: INFLAMMATION

In July 1997, we entered into a three-year research and development collaborative agreement with Warner-Lambert to discover and commercialize small molecule drugs for the treatment of acute and chronic inflammatory disorders. The obligations of the parties are similar to those agreed to under the cell cycle program and each party must dedicate a specified minimum number of researchers to the collaboration. We would receive milestone payments based on the development and registration of any resulting products and would receive royalties on worldwide sales. We have agreed to extend research under this agreement through August 2001, but we do not expect to extend the research term under this agreement beyond such date. Thereafter, Warner-Lambert may develop products identified during the research term and, if Warner-Lambert receives FDA approval, we could receive milestone payments and royalties on these marketed products.

BAYER

Effective February 1994, we established a research and development collaborative agreement with Bayer to discover, develop and market compounds that inhibit the function, or modulate the activity, of the ras signaling pathway or that appropriately modulate the activity of this pathway to treat cancer and other diseases. We and Bayer concluded collaborative research under this agreement in 1999. Based on this research, we and Bayer identified a development candidate, a compound that inhibits ras signaling in cells by inhibiting raf kinase. In collaboration with Bayer, we have initiated a Phase I clinical trial in Germany. Bayer has filed an IND in the United States, and additional Phase I clinical trials are planned for Canada and Belgium.

Bayer has paid all the costs of research and preclinical development of this drug candidate. Under our agreement with Bayer, we have the opportunity to co-fund 50% of clinical development costs worldwide, excluding Japan. With the initiation of Phase I clinical trials, we are currently co-funding 50% of clinical development costs. Bayer will fund 100% of development costs in Japan and pay us a royalty on sales. If we continue to co-fund and we exercise our right to co-promote in the United States, we would share equally in profits or losses. If we continue to co-fund but do not co-promote in the United States, Bayer would first receive a portion of the product revenues to repay Bayer for its commercialization infrastructure, before determining our share of profits and losses. In other parts of the world except Japan, Bayer would also receive this preferential distribution. If we elect to share in development costs, Bayer would pay us substantial development milestone payments based on the product's progress through clinical trials. These milestone payments would be repayable to Bayer from our share of profits and royalties. At any time during product development, either company may terminate its participation in development costs, in which case the other party would retain exclusive rights to the product on a royalty-bearing basis. If we do not continue to bear 50% of product development costs, Bayer would retain exclusive, worldwide rights to this product candidate and would pay royalties to us on net sales.

In addition to the development candidate referred to above, Bayer's chemists are optimizing an additional lead compound identified in the course of the collaborative research. This continuing work could result in an additional development candidate.

CHIRON

Our business began in April 1992 by means of the transfer from Chiron to us of the drug discovery program being conducted at Chiron by Dr. Frank McCormick, our scientific founder, and his research team. Under an agreement between Chiron and us, Chiron has an option through April 2007 to receive an exclusive or co-exclusive royalty-bearing license to any diagnostic and vaccine product candidates we may develop. If Chiron does not exercise its option rights with respect to a particular product candidate, then prior to the completion of Phase II clinical trials, we may seek a third party licensor of that product, subject to a right of first refusal in favor of Chiron, and after the completion of Phase II clinical trials for product candidates, the related option rights of Chiron expire.

This agreement also includes a mechanism for our making proposals to Chiron for future collaborations. Such proposal would require that we disclose to Chiron the material information known to us regarding the program and propose a set of commercial terms. If such a proposal is made, and we and Chiron do not reach agreement within 60 days after we make the proposal, then we may, within 120 days thereafter, enter into an agreement with a third party on terms no more favorable taken as a whole than the terms that we offered to Chiron. Chiron has advised us that it believes the foregoing provision, in the context of the other provisions of this agreement, requires us to offer gene therapy programs to Chiron pursuant to this mechanism before we license any such program to a third party. We do not agree that these provisions impose this obligation to make proposals to Chiron. However, the resulting uncertainty about the interpretation of this agreement may impede our ability to enter into agreements with other companies for gene therapy products in the absence of a waiver by Chiron.

Chiron has never exercised any right to receive a product license from us. We executed the agreement with Warner-Lambert concerning CI-1042 and two armed viruses pursuant to a waiver letter from Chiron. We understand that Chiron has recently reduced its research activities in the field of gene therapy. However, it is possible that Chiron will, in the future, assert rights under this agreement, which may impede or delay our ability to enter into collaboration agreements with others.

MARKETING AND SALES

We currently have no marketing, sales or distribution capabilities, but we intend to build these capabilities to promote our products in the United States and Canada. Consequently, we have retained co-promotion rights in these territories for most of our products. We also expect to exploit relationships with one or more pharmaceutical companies with established marketing, sales and distribution capabilities and direct sales forces to market our products. We have begun to build marketing capabilities in the United States by hiring an experienced oncology marketing executive in December 1999. We may be unable to establish in-house marketing, sales and distribution capabilities or relationships with third parties, and may not be successful in gaining market acceptance for our products.

MANUFACTURING

At this time, we do not have internal manufacturing capabilities to supply small or large-scale clinical trials or commercial quantities of our therapeutic virus, nor do we have experience in this manufacturing. We expect that our collaborators will manufacture our therapeutic viruses for late-stage clinical development and commercialization. Warner-Lambert has an exclusive right to manufacture the products that result from our collaborations with them. To manufacture our products for clinical trials or on a commercial scale, if we are required to or choose to do so, we will have to build or gain access to a manufacturing facility, which will require a significant amount of funds. In our collaborations in small molecule drug discovery, Bayer and Warner-Lambert are obligated to manufacture all such drugs for clinical development and commercialization.

We use a contract manufacturer, BioReliance Corporation, for the production of CI-1042 for use in Phase I and Phase II clinical trials. We have an agreement with Molecular Medicine LLC to manufacture CI-1042 for use in Phase III clinical trials using a commercially scaleable manufacturing process. Although Molecular Medicine has produced viral products for Phase I and Phase II clinical trials, prior to the commencement of our Phase III clinical trial of CI-1042, Molecular Medicine had not produced Phase III clinical trial materials for us or any other parties. To date, we have experienced delays in the release of batches of clinical material manufactured by Molecular Medicines because although the product itself passes analytical quality control tests, additional time has been required to bring the manufacturer's record keeping into compliance. We believe this aspect of the product manufacturing has improved substantially in recent months, and we do not expect it to be a significant limitation going forward. However, for this or other reasons, we may experience delays in the production of materials necessary to continue the Phase III clinical trials in accordance with our plans.

We currently anticipate that Molecular Medicine will produce sufficient quantities of CI-1042 to supply our pivotal Phase III clinical trial for treatment of head and neck cancer. To the extent there are other indications that we target for regulatory approval, Molecular Medicine's capacity could become limiting and priorities and timelines might change. We have initiated efforts to increase the yield of CI-1042 batches manufactured by Molecular Medicine. We also expect that we can adequately supply our Phase I and Phase II clinical trials for other cancer types with drug materials from BioReliance. Together with Warner-Lambert, we are currently developing plans for process scale-up and additional facilities for commercial manufacturing of CI-1042. Warner-Lambert is reviewing the manufacturing process for CI-1042 and the related facility requirements but has not yet commenced facility expansion or modification or put in place a specific plan to do so. While we have made substantial progress in the development of a scaleable, commercially feasible manufacturing process, we may not successfully establish a commercially feasible scale manufacturing process and may not establish a commercial facility in a timely manner.

We are aware of only a limited number of manufacturers who we believe would have the ability and capacity to manufacture this product or any other therapeutic viruses we may develop. Failure of any such third-party manufacturer to comply with state and federal regulations and to deliver the required quantities on a timely basis and at commercially reasonable prices would seriously harm our business, financial condition and results of operations. We, acting alone or with a third party, may not make a successful transition to commercial-scale production of our potential products. Even if we are successful, we may not maintain such production.

PATENTS AND PROPRIETARY RIGHTS

We believe that patent and trade secret protection is crucial to our business and that our future will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others, both in the United States and other countries. In
October 1997, we were awarded United States Patent No. 5,677,178 for claims covering the use of CI-1042 for the treatment of functionally p53-deficient cancers. In April 1999, we were awarded European patent No. 689,447, for claims covering the use of CI-1042 for the treatment of functionally p53-deficient cancers. We were also awarded United States Patent No. 5,801,029, a broad methods of use patent, for claims covering the use of adenoviral mutants that kill functionally RB-deficient tumor cells. Each of these patents includes claims covering armed viruses with anticancer genes. Further, we have made additional filings worldwide that claim adenoviruses that can be used to kill functionally deficient p53 or RB cancer cells, with or without a prodrug converting enzyme. We were also awarded United States Patent No. 5,846,945, for claims covering compositions of matter that consist of CI-1042 and a chemotherapeutic. As of June 30, 2000, we owned or had licensed rights to 39 U.S. patents and 50 U.S. patent applications, and generally, foreign counterparts of these filings. We have licensed patents and patent applications covering formulations of viruses, prodrug converting enzymes and other technology useful in the conduct of our business.

Our existing patent rights may not have a deterrent effect on competitors who are conducting or desire to commence competitive research programs with respect to the biological targets or fields of inquiry that we are pursuing. Our ultimate patent position will depend on our ability to obtain effective patent coverage for the compositions of matter identified in these research programs. Because these programs are at an early stage, we cannot determine whether potential products that we may derive from our drug discovery program may be subject to the patent rights of third parties.

Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors with similar technology may challenge or circumvent our patents or patent applications, if issued, and the rights granted thereunder may not provide proprietary protection or competitive advantages to us with respect to these competitors. Furthermore, others may independently develop similar technologies or duplicate technology that we have developed. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

We are aware of pending patent applications that others have filed that may pertain to aspects of our programs. If patents are issued to others containing preclusive or conflicting claims and these claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. Litigation would create substantial costs. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. An adverse outcome in litigation could subject us to significant liabilities to third parties and require us to seek licenses of the disputed rights from third parties or to cease using the technology if such licenses are unavailable.

With respect to CI-1042 and selectively-replicating viruses, we are aware of a patent application filed in the United States, Europe, Japan and Canada by General Hospital Corporation, an affiliate of Massachusetts General Hospital. This patent application is related to research involving a modified herpes simplex virus but it also includes broader claims that, if they were to issue, would cover CI-1042 and other selectively-replicating viruses. We believe, and have received an opinion from outside counsel to the effect, that such broad claims made in the General Hospital patent application are not patentable. Consistent with this opinion is a review of the European patent status of the General Hospital patent application, which shows that the patent examiner is requiring that General Hospital limit the claims to herpes viruses. However, General Hospital may receive broad claims in one or more countries, and we may not successfully challenge these claims. We may not obtain a license if this patent were to issue.

We have identified United States Patent No. 5,837,520 that covers methods of purification of viral vectors. Canji, Inc. either owns or has licensed the rights to this patent. We may seek a license under this patent from Canji. However, if a license were not available at commercially reasonably terms, or at all, we believe that we could develop purification methods that are not covered by the patent.

We have identified four European Patent Applications, EPA 415, 731; EPA 657, 539; EPA 657, 540; and EPA 690, 129, that claim enzymes for converting prodrugs to their active forms for treating disease, including cancer, and methods of delivering the enzymes using viruses. Glaxo Wellcome either owns or has licensed the rights to these patent applications. The European Applications were filed in 1989, and as yet, have not been granted. We assume that one or more corresponding United States patent applications have been filed, but none have issued yet. The issuance of any of these patent applications in either Europe or the United States will not prevent us from developing and commercializing CI-1042. However, these patent applications, should they issue, may restrict our ability to incorporate prodrug converting enzymes into viruses. Moreover, we may not be successful in challenging these claims, under any of these patents if they were to issue, and we may not obtain a license to the patent.

In June 1997, ICT Pharmaceuticals, Inc. notified us of two issued United States Patents, Nos. 4,980,281 and 5,266,464, that ICT Pharmaceuticals believes cover the use of a cell for the screening, testing or pharmacological characterization of new drugs or other substances. Foreign counterparts of the U.S. patents are pending. ICT Pharmaceuticals has offered us a license to the patents. We have not determined whether to negotiate a license.

Together with our licensors, we also rely on trade secrets to protect our combined technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and collaborators. These parties may breach the agreement, and we may not have adequate remedies for any breach. Our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that we or our consultants or research collaborators use intellectual property owned by others in their work for us, we may have disputes with them or other third-parties as to the rights in related or resulting know-how and inventions.

GOVERNMENT REGULATION

Regulation by government authorities in the United States and other countries will be a significant factor in the manufacturing and marketing of any products that may be discovered or developed by us, or that may arise out of our research. We must obtain the requisite regulatory approval by government agencies prior to commercialization of our products. We anticipate that our products will be subject to rigorous preclinical and clinical testing and premarket approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the manufacturing, testing, labeling, storage, recordkeeping and marketing and promotion of such products.

The steps ordinarily required before a drug or biological product may be marketed in the United States include:

    - preclinical studies;

    - the submission to the FDA of an IND which must become effective before human clinical trials may commence;

    - adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or biologic;

    - the submission of a marketing application to the FDA; and

    - FDA approval of the marketing application, including inspection and approval of the product manufacturing facility.

Preclinical trials involve laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. Preclinical safety trials must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practice. The results of the preclinical trials are submitted to the FDA as part of an IND and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. Submission of an IND may not result in FDA clearance to commence clinical trials, and the FDA's failure to object to an IND does not guarantee FDA approval of a marketing application.

Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. In the United States, clinical trials must be conducted in accordance with Good Clinical Practices under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Institutional Review Board, or IRB, and with the patient's informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution conducting the clinical trial. The United Kingdom and certain other European and Asian countries have similar regulations.

The goal of Phase I clinical trials is to establish initial data about safety and tolerance of the investigational product in humans. The goal of Phase II clinical trials is to provide evidence about the desired therapeutic efficacy of the investigational product in limited studies with small numbers of carefully selected subjects. The investigators seek to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Investigators also gather additional safety data from these studies. The Phase III clinical trial consists of expanded, large-scale, multicenter studies in the target patient population. The goal of these studies is to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosage regimen.

We would need to submit all data obtained from this comprehensive development program as a marketing application to the FDA, and to the corresponding agencies in other countries for review and approval, before marketing products. The FDA may elect to present data on our products to one of its advisory committees for review and recommendation before it grants approval. Essentially all of our proposed products will be subject to demanding and time-consuming approval procedures in the countries where we intend to commercialize our products. These regulations define not only the form and content of the development of safety and efficacy data regarding the proposed product, but also impose specific requirements regarding:

    - manufacture of the product;

    - testing;

    - quality assurance;

    - packaging;

    - storage;

    - documentation;

    - recordkeeping;

    - labeling;

    - advertising; and

    - marketing procedures.

Effective commercialization also requires inclusion of our products in national, state, provincial, or institutional formularies or cost reimbursement systems.

The FDA must approve our products, including the manufacturing processes and facilities used to produce such products, before such products may be marketed in the United States. The process of obtaining FDA approval can be costly, time consuming and subject to unanticipated delays. The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy of the drug. Moreover, if regulatory approval of a drug product is granted, the approval will be limited to specific indications. Approvals of our proposed products, processes or facilities may not be granted on a timely basis, if at all. Any failure to obtain, or delay in obtaining, such approvals would seriously harm our business, financial condition and results of operations. Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which a product could be marketed. In some instances, regulatory approval may be granted with the condition that confirmatory Phase IV clinical trials are carried out. If these Phase IV clinical trials do not confirm the results of previous studies, regulatory approval for marketing may be withdrawn. Failure to comply with FDA and other applicable regulatory requirements may result in, among other things:

    - warning letters;

    - civil penalties;

    - criminal prosecution;

    - injunctions;

    - seizure or recall of products;

    - total or partial suspension of production;

    - refusal of the government to grant approval; or

    - withdrawal of approval of our products.

In addition to regulations enforced by the FDA, we are subject to regulation under:

    - the Occupational Safety and Health Act;

    - the National Environmental Policy Act;

    - the Toxic Substances Control Act;

    - the Resource Conservation and Recovery Act; and

    - other present and potential future federal, state or local regulations.

Our potential products may require review by RAC. In other countries, similar regulations may apply. Our research and development involves the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Whether or not we obtain FDA approval, approval of a product by comparable regulatory authorities will be necessary in foreign countries prior to the commencement of marketing of the product in such countries. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required for FDA approval. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. We expect to rely on our collaborators and licensees, along with our own expertise, to obtain governmental approval in foreign countries of drug and biological products discovered by us or arising from our programs.

COMPETITION

We are engaged in a rapidly changing and highly competitive field. Other products and therapies that currently exist or are being developed will compete with the products we are seeking to develop and market. Some of these competitive products are in clinical trials. In particular, among other trials, Schering-Plough Corporation is conducting a Phase II clinical trial of its p53 gene therapy product in liver metastases of colorectal cancer.
Aventis Inc./Introgen Therapeutics, Inc. have initiated a Phase III clinical trial in head and neck cancer with their p53 gene therapy product. These products would compete directly with CI-1042. Other companies are developing small molecule drugs which may compete with product candidates identified in our small molecule programs including companies that are developing ras pathway inhibitor.

Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Substantially all of these companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals, and marketing than us. Smaller companies may also compete with us, particularly through collaborations with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well-funded research and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and seek marketing and research and development collaborations that compete with our programs. These companies and institutions also compete with us in recruiting and retaining highly qualified scientific and management personnel. In addition to the above factors, we will face competition based on:

    - product efficacy and safety;

    - the timing and scope of regulatory approvals;

    - availability of supply;

    - marketing and sales capability;

    - reimbursement coverage;

    - price; and

    - patent position.

EMPLOYEES

As of June 30, 2000, we had 124 full-time employees of whom 29 hold Ph.D. or M.D. degrees. Of our employees, 96 are in research and development and 28 are in business development, finance and administration. No employee of ours is represented by a labor union and we consider our employee relations to be good.

SCIENTIFIC ADVISORY BOARD

Our Scientific Advisory Board, or SAB, consists of individuals with expertise in many aspects of molecular oncology that advise us and provide critical review of our various development activities. The SAB meets several times a year. In addition, the SAB members consult with and meet informally with us on a frequent basis. Certain SAB members own shares of our common stock and each is compensated for his services. Every member of the SAB has entered into a consulting agreement with us covering the terms of their positions as our consultants and as members of the SAB. The members of our SAB are as follows:

MEMBER                                         AFFILIATION
------                                         -----------
Edward E. Harlow, Jr., Ph.D. (Chairman)......  Harvard Medical School

Allan Balmain, Ph.D., F.R.S.E................  University of California, San Francisco
                                               Cancer Center

Eric R. Fearon, M.D., Ph.D...................  University of Michigan Comprehensive Cancer
                                               Center

Douglas Hanahan, Ph.D........................  University of California, San Francisco
                                               Hormone Research Institute

Frank McCormick, Ph.D., F.R.S................  University of California, San Francisco
                                               Cancer Center

Owen N. Witte, M.D...........................  University of California, Los Angeles
                                               Howard Hughes Institute

PROPERTIES

We occupy a total of approximately 59,000 square feet of office and laboratory space in Richmond, California. The lease for our primary facility expires in April 2005 with an option to extend the lease for an additional five years. The lease for our secondary facility expires in September 2010 with renewal options at the end of the lease for two subsequent five-year terms.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICER AND DIRECTORS

The names of our executive officers and directors and information about them is presented below.

NAME                                 AGE      POSITION
----                               --------   --------
Hollings C. Renton...............     53      Chairman of the Board, Chief Executive Officer and
                                              President
Leonard E. Post, Ph.D............     48      Senior Vice President, Research and Development
Judith I. Blakemore..............     51      Acting Vice President of Strategic Programs
Gregory J. Giotta, J.D., Ph.D....     54      Vice President and Chief Legal Counsel
Helen S. Kim.....................     37      Vice President, Corporate Development
Mary Ann Rafferty................     52      Vice President, Organizational Development
Marilyn E. Wortzman..............     53      Controller
Michael J. Berendt, Ph.D.........     52      Director
Paul Goddard, Ph.D...............     51      Director
Magnus Lundberg..................     44      Director
George A. Scangos, Ph.D..........     52      Director
Nicole Vitullo...................     43      Director
Wendell Wierenga, Ph.D...........     52      Director

------------------------

HOLLINGS C. RENTON has served as President and Chief Executive Officer since March 1993 and as Chairman of the Board since June 2000. Prior to joining us, Mr. Renton served as President and Chief Operating Officer of Chiron Corporation from December 1991 to March 1993 following Chiron Corporation's acquisition of Cetus Corporation, a biopharmaceutical company. Prior to the acquisition, Mr. Renton served as President of Cetus Corporation from August 1990 to December 1991 and as Chief Operating Officer of Cetus Corporation from 1987 to
August 1990. Mr. Renton holds a B.S. in Mathematics from Colorado State University and an M.B.A. from the University of Michigan.

LEONARD E. POST, PH.D. joined us in July 2000 as Senior Vice President, Research and Development. Prior to joining us, Dr. Post served in various management positions at the Parke-Davis Pharmaceutical Research division of Warner-Lambert from 1991 to July 2000, including Vice President, Discovery Research from June 1997 to December 1999 and Vice President, Biologicals from January 2000 to
July 2000. From 1993 to June 2000, Dr. Post served as an adjunct professor in the Department of Microbiology and Immunology at the University of Michigan.
Dr. Post received a Ph.D. in biochemistry from the University of Wisconsin and conducted postdoctoral research in virology at the University of Chicago.

JUDITH I. BLAKEMORE has served as Acting Vice President of Strategic Programs since September 2000. Prior to such time, Ms. Blakemore served as our acting Chief Operating Officer from January 2000 through August 2000, as our acting Vice President of Strategic Programs from April 1998 to January 2000 and as a consultant to us since our inception. Ms. Blakemore has served as an independent consultant within the biopharmaceutical industry, helping companies with product development and corporate strategy, from 1991 to 1992 and from 1994 to the present. From 1992 to 1994, Ms. Blakemore was the President and Chief Operating Officer of XTL Biopharmaceuticals, Ltd., a biopharmaceutical company based in Israel. Ms. Blakemore holds a B.A. in Biochemistry from the University of California at Berkeley and an M.B.A. from St. Mary's College in Moraga, California.

GREGORY J. GIOTTA, PH.D., J.D. joined us in June 1995 as Vice President and Chief Legal Counsel. Prior to joining us, Dr. Giotta served as Vice President and Chief Intellectual Property Attorney at Glycomed Corporation, a biotechnology company, from October 1992 to June 1995. Dr. Giotta earned a Ph.D. from the University of California at Santa Cruz and a J.D. from the University of San Diego.

HELEN S. KIM has served as Vice President, Corporate Development since December 1999. Prior to joining us, Ms. Kim was employed at Protein Design Labs, Inc. as the Vice President of Marketing and Project Management from July 1998 to December 1999. From 1989 to 1998, Ms. Kim was employed at Chiron Corporation where she held numerous positions in planning, marketing and business development and served as the Vice President of Strategic Marketing for Chiron Therapeutics, Vaccines and Technologies. Ms. Kim holds a B.S. in Chemical Engineering from Northwestern University and an M.B.A. from the University of Chicago.

MARY ANN RAFFERTY has served as Vice President, Organizational Development since November 1999. From February 1998 to November 1999 Ms. Rafferty served as Vice President, Human Resources and previously as Director, Human Resources from April 1996 to February 1998. Prior to joining us, Ms. Rafferty served as Director, Human Resources at Biogenex, Inc., a biopharmaceutical company, from June 1995 to April 1996. Ms. Rafferty holds a B.A. in Communications and Linguistics from State University New York, Albany.

MARILYN E. WORTZMAN, C.P.A. was appointed our Controller in August 1998 after performing that function in an acting capacity since April 1997. From
April 1992 to September 1996, Ms. Wortzman served as Finance Manager for AutoDesk, Inc., a software company. Ms. Wortzman holds a B.A. in Political Science from Syracuse University.

MICHAEL J. BERENDT, PH.D. has served as a Director since December 1996.
Dr. Berendt has served as a Senior Vice President for Research for the Pharmaceutical Division of Bayer Corporation, since December 1996. From
November 1993 to November 1996, Dr. Berendt held various research and management positions at the Pharmaceutical Division of Bayer Corporation including Vice President, Institute for Bone & Joint Disorders and Cancer. Dr. Berendt is on the Board of Directors of Myriad Genetics, Inc. and the Waters Corporation.
Dr. Berendt holds a B.S. from Ohio Dominican College, a M.S. in Microbiology from Miami University and a Ph.D. in Microbiology/ Immunology from Hahnemann Medical College and University. Dr. Berendt serves as Bayer's representative on our board.

PAUL GODDARD, PH.D. has served as a Director since February 1997. From
August 1998 to March 2000, Dr. Goddard served as President and Chief Executive Officer of Elan Pharmaceuticals, Inc., a biotechnology company and a division of Elan plc. Since March 2000 Dr. Goddard has served as a consultant and advisor to Elan plc. From March 1991 to August 1998, Dr. Goddard served as Chief Executive Officer and Chairman of the Board of Neurex Corporation, a biotechnology company, until Neurex Corporation was acquired by Elan plc. Dr. Goddard serves on the board of directors of Molecular Devices Corporation. He completed his Ph.D. in the area of Etiology and Pathophysiology of colon cancer at St. Mary's Hospital, University of London.

MAGNUS LUNDBERG has served as a Director since June 2000. Mr. Lundberg has served as President of Pharmacia & Upjohn Diagnostics AB, a division of Pharmacia & Upjohn, Inc., a pharmaceutical company, since March 1999. From September 1996 to March 1999, Mr. Lundberg served as President of both Chiron Therapeutics and Chiron Vaccines, each a division of Chiron. From 1981 to September 1996, Mr. Lundberg held various management positions at Pharmacia AB, a pharmaceutical company.

GEORGE A. SCANGOS, PH.D. has served as a Director since June 2000. Dr. Scangos has served as President and Chief Executive Officer of Exelixis, Inc., a biotechnology company, since October 1996. From September 1993 to October 1996, Dr. Scangos served as President of Biotechnology at Bayer. Dr. Scangos holds a B.A. in Biology from Cornell University and a Ph.D. in Microbiology from the University of Massachusetts. He was a Post-Doctoral Fellow at Yale University. Dr. Scangos currently serves as an adjunct professor of biology at Johns Hopkins University.

NICOLE VITULLO has served as a Director since February 1998. Ms. Vitullo is Managing Director, Domain Associates, L.L.C, a private venture capital firm. Prior to joining Domain in 1999, Ms. Vitullo was Senior Vice President of Rothchild Asset Management from 1992 until 1999. Rothchild Asset Management manages International Biotechnology Trust plc. and has been advisor to Biotechnology Investments Limited. Ms. Vitullo serves on the board of directors of Corvas International. Ms. Vitullo holds a B.A. in Mathematics and an M.B.A. from the University of Rochester.

WENDELL WIERENGA, PH.D. has served as a director since December 1996. Since September 2000, Dr. Wierenga has served as the Chief Executive Officer of Syrrx, Inc., a biotechnology company. From February 1999 to August 2000, Dr. Wierenga served as Senior Vice President, Worldwide Pharmaceutical Sciences, Technologies and Development for the Parke-Davis Pharmaceutical Research division of Warner-Lambert, and served as Senior Vice President Research from 1990 to February 1999. Dr. Wierenga also served as Vice President of Medtech Ventures of Warner-Lambert from January 1992 to July 2000. Dr. Wierenga holds a B.A. from Hope College and a Ph.D. in Chemistry from Stanford University.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 31, 2000, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

    - each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

    - each of our executive officers as set forth in our summary compensation table for 1999;

    - each of our directors; and

    - all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of August 31, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Percentage of ownership is based on 14,442,084 shares of common stock outstanding on August 31, 2000, and 17,442,084 shares of common stock outstanding after completion of this offering.

                                                        SHARES
                                                       ISSUABLE
                                                     PURSUANT TO
                                                       OPTIONS
                                                     EXERCISABLE             PERCENT OF OUTSTANDING SHARES
                                     OUTSTANDING    WITHIN 60 DAYS   ---------------------------------------------
                                      SHARES OF     OF AUGUST 31,         BEFORE THE               AFTER THE
     NAME OF BENEFICIAL OWNER        COMMON STOCK        2000              OFFERING                OFFERING
-----------------------------------  ------------   --------------   ---------------------   ---------------------
5% STOCKHOLDERS

International Biotechnology
  Trust plc........................   1,345,029              --                    9.3%                        7.7%
  Five Arrow House
  St. Swithins Lane
  London EC4N 8NR
  United Kingdom

Bayer Corporation(1)...............     945,510              --                    6.5                         5.4
  400 Morgan Lane
  Westhaven, CT 96516

Warner-Lambert Company.............     937,207              --                    6.5                         5.4
  201 Tabor Road
  Morris Plains, NJ 07950
DIRECTORS AND EXECUTIVE OFFICERS
Michael J. Berendt, Ph.D.(1).......          --              --                      *                           *
Paul Goddard, Ph.D.(2).............          --          23,833                      *                           *
Hollings C. Renton(3)..............     125,599         343,145                    3.2                         2.6
Nicole Vitullo(4)..................     666,667          18,333                    4.7                         4.0
Magnus Lundberg....................          --              --                      *                           *
George A. Scangos, Ph.D............          --              --                      *                           *
Wendell Wierenga, Ph.D.(5).........          --          36,000                      *                           *
Norman Hardman.....................       2,145              --                      *                           *
Gregory Giotta, Ph.D., J.D.(6).....          --          45,576                      *                           *
Mary Ann Rafferty(7)...............       3,818          62,135                      *                           *
Marilyn E. Wortzman(8).............         243          22,188                      *                           *
All executive officers and
  directors as a group (13
  persons)(9)......................     799,627         634,210                    9.5                         7.3

------------------------

*   Less than one percent.

(1) Dr. Berendt is Senior Vice President for Research at Bayer. Dr. Berendt disclaims beneficial ownership of the shares held by Bayer, a wholly-owned subsidiary of Bayer AG.

(2) Of the shares exercisable within 60 days of August 31, 2000, 8,167 would be subject to repurchase by us if exercised.

(3) Includes 118,249 shares held by The Renton Family Trust and 1,200 shares held by Mr. Renton's spouse. Of the shares exercisable within 60 days of August 31, 2000, 154,680 would be subject to repurchase by us if exercised.

(4) Includes 651,065 shares held by Domain Partners IV, L.P. and 15,602 shares held by DP IV Associates, L.P. Ms. Vitullo is Managing Director of Domain Associates, L.L.C. which is the manager of Domain Partners IV, L.P. and DP IV Associates, L.P. Ms. Vitullo disclaims beneficial ownership of the shares held by Domain Partners IV, L.P. and DP IV Associates, L.P., except to the extent of her pecuniary interest therein. Of the shares exercisable within 60 days of August 31, 2000, 11,667 would be subject to repurchase by us if exercised.

(5) Of the shares exercisable within 60 days of August 31, 2000, 7,334 would be subject to repurchase by us if exercised.

(6) Of the shares exercisable within 60 days of August 31, 2000, 39,912 would be subject to repurchase by us if exercised.

(7) Of the shares exercisable within 60 days of August 31, 2000, 55,718 would be subject to repurchase by us if exercised.

(8) Of the shares exercisable within 60 days of August 31, 2000, 20,875 would be subject to repurchase by us if exercised.

(9) Of the shares exercisable within 60 days of August 31, 2000, 357,687 would be subject to repurchase by us if exercised.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001.

COMMON STOCK

At August 31, 2000 there were 14,442,084 shares of our common stock outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

Our certificate of incorporation provides that our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could have a depressive effect on the market price of or common stock. We have no present plan to issue any shares of preferred stock.

REGISTRATION RIGHTS

The holders, or their permitted transferees, of approximately 4,575,515 shares of common stock, have rights with respect to the registration of such shares under the Securities Act of 1933, as amended. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders are entitled to notice of the registration and are entitled to include, at our expense, such shares therein. In addition, the holders of 1,882,717 shares of common stock can require us at our expense, on not more than two occasions, to file a registration statement under the Securities Act, with respect to their shares of common stock, and we are required to use our best efforts to effect the registration, subject to certain conditions and limitations. Further, these holders may require us at our expense to register their shares on Form S-3, subject to certain conditions and limitations. These holders have waived these registration rights in connection with this offering.

ANTI-TAKEOVER PROVISIONS

DELAWARE LAW

We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

    - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

CHARTER AND BYLAW PROVISIONS

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:

    - our board of directors is classified into three classes as nearly equal in size as possible with staggered three year-terms;

    - the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

    - all stockholder action must be effected at a duly called meeting of stockholders and not by written consent;

    - special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or the board; and

    - no cumulative voting.

Such provisions may have the effect of delaying or preventing a change of control.

TRANSFER AGENT

The transfer agent and registrar for our common stock is Wells Fargo Bank.

LISTING

Our common stock is listed on the Nasdaq National Market under the trading symbol "ONXX".

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, based on our outstanding common stock as of August 31, 2000, we will have 17,442,084 outstanding shares of common stock, 17,892,084 shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options.

Of the remaining shares, a total of approximately 3,138,484 shares held by our directors, executive officers and 5% stockholders are subject to "lock-up" agreements generally providing that, these stockholders will not (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, file a registration statement, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any of these transactions described in (A) or (B) are to be settled by delivery of common stock or other such securities, in cash or otherwise, for a period of 90 days following the date of the final prospectus for this offering without the prior written consent of U.S. Bancorp Piper Jaffray. The restrictions described in this paragraph do not apply to transfers of shares otherwise subject to a lockup agreement, by gift or distribution or to affiliates of the transfer not involving a public offering, so long as, in any such instance, such transferee executes a lock-up agreement with terms identical to those described in this paragraph.

In addition, options to purchase up to 1,704,010 shares of our common stock are outstanding as of August 31, 2000, under our stock option plans.

                                  UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc. and CIBC World Markets Corp. are acting as representatives, have agreed to buy, subject to the terms and conditions of the underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
U.S. Bancorp Piper Jaffray Inc..............................  1,800,000
CIBC World Markets Corp.....................................  1,200,000
                                                              ---------
  Total.....................................................  3,000,000
                                                              =========

The underwriters have advised us that they propose to offer the shares to the public at $15.00 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.54 per share. The underwriters may allow and the dealers may reallow a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After this offering, these amounts may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 450,000 shares of common stock from us at the same price to the public, and with the same underwriting discounts, as set forth in the prior paragraph. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.

The following table shows the per share and total underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

UNDERWRITING DISCOUNT                                  NO EXERCISE   FULL EXERCISE
---------------------                                  -----------   -------------
Per share............................................  $     0.90     $     0.90
Total................................................  $2,700,000     $3,105,000

The underwriting discount is an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to us per share of common stock.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The expenses of the offering, exclusive of the underwriting discount, include the SEC registration fee, the National Association of Securities Dealers filing fee, the Nasdaq National Market listing fee, printing expenses, legal fees and expenses, accounting fees and expenses, road show expenses, Blue Sky fees and expenses, transfer agent and registrar fees and other miscellaneous fees. We estimate that these fees and expenses will be an aggregate of approximately $900,000. These fees and expenses are payable entirely by us.

Except for 222,222 shares of common stock held by one of our 5% stockholders and any shares of our common stock deemed to be owned by one of our directors, Nicolle Vitullo, as a result of her affiliation with Domain Partners, IV, L.P. and DP IV Associates, L.P., we and each of our directors, executive officers and 5% stockholders have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, for a period of 90 days after the date of this prospectus, without the prior written consent of U.S. Bancorp Piper Jaffray. The agreements provide exceptions for:

    - sales to underwriters pursuant to the underwriting agreement; and

    - certain other exceptions specified in the underwriting agreement and lock-up agreements.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the common stock, the underwriters may bid for or purchase shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with the offering, some underwriters and selling group members may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California and legal matters relating to the common stock in this offering will be passed upon for the underwriters by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    1.  Our annual report on Form 10-K for the year ended December 31, 1999;

    2. Our quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

    3.  Our current report on Form 8-K filed on March 1, 2000; and

    4. Our proxy statement for our annual meeting of stockholders held June 8, 2000.

We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

                           Onyx Pharmaceuticals, Inc.
                              Attention: Secretary
                              3031 Research Drive
                               Richmond, CA 94806
                                 (510) 222-9700

                                3,000,000 SHARES

                           ONYX PHARMACEUTICALS, INC.

                                  COMMON STOCK

                                     [LOGO]

                                ----------------

                                   PROSPECTUS
                                ----------------

                           U.S. BANCORP PIPER JAFFRAY

                               CIBC WORLD MARKETS

                                OCTOBER 11, 2000